Exhibit 99

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors of Magellan Midstream Holdings GP, LLC

We have audited the accompanying consolidated balance sheets of Magellan Midstream Holdings GP, LLC as of December 31, 2006 and 2005. These balance sheets are the responsibility of Magellan Midstream Holdings GP, LLC’s management. Our responsibility is to express an opinion on these balance sheets based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated balance sheets are free of material misstatement. We were not engaged to perform an audit of Magellan Midstream Holdings GP, LLC’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Magellan Midstream Holdings GP, LLC’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheets, assessing the accounting principles used and significant estimates made by management, and evaluating the overall balance sheet presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the balance sheets referred to above present fairly, in all material respects, the consolidated financial position of Magellan Midstream Holdings GP, LLC at December 31, 2006 and 2005, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 8 to the consolidated balance sheets, effective December 31, 2006, Magellan Midstream Holdings GP, LLC adopted Statement of Financial Accounting Standards No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans.”

/s/ ERNST & YOUNG LLP

Tulsa, Oklahoma

February 26, 2006

MAGELLAN MIDSTREAM HOLDINGS GP, LLC

CONSOLIDATED BALANCE SHEETS

(In thousands)

	December 31,
	2005	2006
ASSETS
Current assets:
Cash and cash equivalents	$37,078	$6,984
Restricted cash	5,537	5,283
Accounts receivable (less allowance for doubtful accounts of $133 and $51 at December 31, 2005 and 2006, respectively	49,373	51,730
Other accounts receivable	24,939	47,208
Inventory	78,155	91,550
Other current assets	6,130	8,417

Total current assets	201,212	211,172
Property, plant and equipment	2,282,489	2,426,954
Less: accumulated depreciation	315,621	382,212

Net property, plant and equipment	1,966,868	2,044,742
Equity investments	24,888	24,087
Long-term receivables	39,516	7,239
Goodwill	12,387	11,902
Other intangibles (less accumulated amortization of $3,607 and $5,196 at December 31, 2005 and 2006, respectively)	10,221	8,633
Debt placement costs (less accumulated amortization of $4,989 and $6,914 at December 31, 2005 and 2006, respectively)	6,738	5,239
Other noncurrent assets	3,685	3,478

Total assets	$2,265,515	$2,316,492

LIABILITIES AND OWNER’S DEFICIT
Current liabilities:
Accounts payable	$25,844	$55,549
Accrued payroll and benefits	17,666	18,847
Accrued interest payable	9,628	9,266
Accrued taxes other than income	17,808	17,460
Environmental liabilities	30,840	34,952
Deferred revenue	17,522	22,901
Accrued product purchases	34,772	63,098
Current portion of long-term debt	14,345	272,678
Other current liabilities	19,017	26,524

Total current liabilities	187,442	521,275
Long-term debt	787,194	518,609
Long-term pension and benefits	18,024	29,278
Other deferred liabilities	66,087	59,311
Environmental liabilities	26,439	22,260
Minority interest of subsidiary	1,395,578	1,236,101
Commitments and contingencies
Owner’s deficit	(213,676)	(60,255)
Accumulated other comprehensive loss	(1,573)	(10,087)

Total owner’s deficit	(215,249)	(70,342)

Total liability and owner’s deficit	$2,265,515	$2,316,492

See notes to consolidated balance sheets.

MAGELLAN MIDSTREAM HOLDINGS GP, LLC

NOTES TO CONSOLIDATED BALANCE SHEETS

1. Organization, Basis of Presentation and Description of Business

Organization

Unless otherwise noted, the terms “we,” “us,” “our” and other similar terms refer to Magellan Midstream Holdings GP, LLC, a Delaware limited liability company. We were formed on April 14, 2003 to serve as the general partner of Magellan Midstream Holdings, L.P. (“MGG”) and manage its operations. We own a 0.01% general partner interest in MGG. We are owned by MGG Midstream Holdings, L.P., which is owned by Madison Dearborn Capital Partners IV, L.P. and Carlyle/Riverstone Global Energy and Power Fund II, L.P. and certain members of MMP’s management.

MGG became a publicly traded Delaware limited partnership in February 2006. MGG was formed in April 2003 to hold its ownership interests in Magellan Midstream Partners, L.P. (“MMP”) and Magellan GP, LLC. Currently, 65% of MGG’s common units are owned by MGG Midstream Holdings, L.P. and 35% are owned by the public. Currently, all of MMP’s common units are owned by the public.

Magellan GP, LLC, a Delaware limited liability company, was formed in November 2002 to serve as the general partner for MMP and manage its operations. Magellan GP, LLC currently owns a 1.995% general partner interest in MMP and its incentive distribution rights.

MMP, a publicly traded Delaware limited partnership, was formed in August 2000 to own, operate and acquire a diversified portfolio of complementary energy assets.

At December 31, 2006, we had no operating assets other than through our ownership interest in MGG. MGG has no operating assets other than through its ownership interest of Magellan GP, LLC, which currently owns a 1.995% general partner interest in MMP and its incentive distribution rights. Therefore, the Description of Business discussion below relates to MMP. The incentive distribution rights entitle Magellan GP, LLC to receive increasing percentages of MMP’s distributions, up to a maximum of 48%.

Description of Business

MMP owns and operates a petroleum products pipeline system, petroleum products terminals and an ammonia pipeline system, the operations of which are described below:

Petroleum Products Pipeline System. MMP’s petroleum products pipeline system includes 8,500 miles of pipeline and 45 terminals that provide transportation, storage and distribution services. MMP’s petroleum products pipeline system covers a 13-state area extending from Texas through the Midwest to Colorado, North Dakota, Minnesota, Wisconsin and Illinois. The products transported on MMP’s pipeline system are primarily gasoline, diesel fuels, LPGs and aviation fuels. Product originates on the system from direct connections to refineries and interconnects with other interstate pipelines for transportation and ultimate distribution to retail gasoline stations, truck stops, railroads, airlines and other end-users. As part of a pipeline system acquisition completed during October 2004, MMP assumed an agreement to supply petroleum products to a customer in the west Texas markets. The purchase, transportation and resale of petroleum products associated with this supply agreement are included in the petroleum products pipeline segment. MMP acquired an ownership interest in Osage Pipe Line Company, LLC (“Osage Pipeline”) during 2004. This system includes the 135-mile Osage pipeline, which transports crude oil from Cushing, Oklahoma to El Dorado, Kansas and has connections to National Cooperative Refining Association’s (“NCRA”) refinery in McPherson, Kansas and the Frontier refinery in El Dorado, Kansas. MMP’s petroleum products blending operation is also included in the petroleum products pipeline system segment.

Petroleum Products Terminals. Most of MMP’s petroleum products terminals are strategically located along or near third-party pipelines or petroleum refineries. The petroleum products terminals provide a variety of services such as distribution, storage, blending, inventory management and additive injection to a diverse customer group including governmental customers and end-users in the downstream refining, retail, commercial trading, industrial and petrochemical industries. Products stored in and distributed through the petroleum products terminal network include refined petroleum products, blendstocks and heavy oils and feedstocks. The terminal network consists of marine terminals and inland terminals. In September 2005, MMP acquired a refined petroleum products terminal near Wilmington, Delaware (see Note 3—Acquisitions), increasing the number of marine terminals operated to seven. Five of MMP’s marine terminal facilities are located along the Gulf Coast and two marine terminal facilities are located on the East Coast. As of December 31, 2006, MMP owns 29 inland terminals located primarily in the southeastern United States.

MAGELLAN MIDSTREAM HOLDINGS GP, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Ammonia Pipeline System. The ammonia pipeline system consists of an ammonia pipeline and six company-owned terminals. Shipments on the pipeline primarily originate from ammonia production plants located in Borger, Texas and Enid and Verdigris, Oklahoma for transport to terminals throughout the Midwest. The ammonia transported through the system is used primarily as nitrogen fertilizer.

2. Summary of Significant Accounting Policies

Basis of Presentation. At December 31, 2005 and 2006, we had a 0.01% general partner ownership interest in MGG. Because MGG’s partnership agreement gives us control over the management and operations of MGG and because, at December 31, 2006, our owners also own a majority of the limited partner interests of MGG, our consolidated balance sheets include the consolidated assets and liabilities of MGG. All intercompany transactions have been eliminated.

MGG, through its ownership of MMP’s general partner, controls the management and operations of both MMP and its general partner. Therefore, MGG’s financial statements consolidate both Magellan GP, LLC and MMP.

At December 31, 2006, we and MGG had no substantial assets and liabilities, other than those of MMP. Since we consolidate MGG and because MGG consolidates MMP, MMP is included in our consolidated financial statements. Our consolidated balance sheet includes a minority interest in subsidiary that reflects the proportion of MGG owned by its partners other than us or our owners and the portion of MMP owned by its partners other than MGG and Magellan GP, LLC. Also, our consolidated balance sheets reflect adjustments to the historical amounts reflected on MMP’s balance sheet for the fair value of MGG’s proportionate share of MMP’s assets and liabilities at the time of its acquisition of MMP and Magellan GP, LLC. As of December 31, 2006, MGG’s only cash-generating asset was its ownership interest in Magellan GP, LLC, which owns the general partner interest and incentive distribution rights in MMP. Therefore, MGG’s operating cash flows are dependent upon MMP’s ability to make cash distributions and the distributions it receives are subject to MMP’s cash distribution policies.

The minority interests of subsidiary on our balance sheet reflect the outside ownership interest of MGG. MGG’s outside ownership interest was 35% at December 31, 2006. Further, the minority interests of subsidiary include the outside ownership of MMP when taking into consideration the allocations made related to Magellan GP, LLC’s incentive distribution rights. MMP’s outside ownership interest was 98.0% at December 31, 2005 and December 31, 2006.

All significant intercompany transactions have been eliminated.

Use of Estimates. The preparation of our consolidated balance sheets in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities that exist at the date of our consolidated balance sheets. Actual results could differ from those estimates.

Regulatory Reporting. MMP’s petroleum products pipelines are subject to regulation by the Federal Energy Regulatory Commission (“FERC”), which prescribes certain accounting principles and practices for the annual Form 6 report filed with the FERC that differ from those used in these balance sheets. Such differences relate primarily to capitalization of interest, accounting for gains and losses on disposal of property, plant and equipment and other adjustments. MMP follows generally accepted accounting principles (“GAAP”) where such differences of accounting principles exist.

Cash Equivalents. Cash and cash equivalents include demand and time deposits and other highly marketable securities with original maturities of three months or less when acquired.

Restricted Cash. Restricted cash includes cash held by MMP pursuant to the terms of the Magellan Pipeline Company, LLC (“Magellan Pipeline”) notes (see note 10—Debt).

Inventory Valuation. Inventory is comprised primarily of refined petroleum products, natural gas liquids, transmix and additives, which are stated at the lower of average cost or market.

MAGELLAN MIDSTREAM HOLDINGS GP, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Trade Receivables and Allowance for Doubtful Accounts. Trade receivables represent valid claims against non-affiliated customers and are recognized when products are sold or services are rendered. MMP extends credit terms to certain customers based on historical dealings and to other customers after a review of various credit indicators, including the customers’ credit rating. An allowance for doubtful accounts is established for all or any portion of an account where collections are considered to be at risk and reserves are evaluated no less than quarterly to determine their adequacy. Judgments relative to at-risk accounts include the customers’ current financial condition, the customers’ historical relationship with MMP and current and projected economic conditions. Trade receivables are written off when the account is deemed uncollectible.

Property, Plant and Equipment. Property, plant and equipment consist primarily of pipeline, pipeline-related equipment, storage tanks and terminal facility equipment. Property, plant and equipment are stated at cost except for impaired assets and assets recorded in transactions designated as the acquisition of a business. Impaired assets are recorded at fair value on the last impairment evaluation date for which an adjustment was required. Assets recorded in transactions designated as the acquisition of a business are recorded at the fair value of the assets acquired. At the time of MGG’s acquisition of general and limited partner interests in MMP on June 17, 2003, MGG recorded MMP’s property, plant and equipment at 54.6% of their fair values and at 46.4% of their historical carrying values as of June 17, 2003.

Assets are depreciated individually on a straight-line basis over their useful lives. Management assigns these lives based on reasonable estimates when the asset is placed into service. Subsequent events could cause management to change its estimates, which would impact the future calculation of depreciation expense. The depreciation rates for most of MMP’s pipeline assets are approved and regulated by the FERC. Assets with the same useful lives and similar characteristics are depreciated using the same rate. The individual components of certain assets, such as tanks, are grouped together into a composite asset. Those assets are depreciated using a composite rate. The range of depreciable lives by asset category is detailed in Note 5—Property, Plant and Equipment.

The carrying value of property, plant and equipment sold or retired and the related accumulated depreciation is removed from the accounts and any associated gains or losses are recorded in the income statement in the period of sale or disposition.

Expenditures to replace existing assets are capitalized and the replaced assets are retired. Expenditures associated with existing assets are capitalized when they improve the productivity or increase the useful life of the asset. Direct costs such as labor and materials are capitalized as incurred. Indirect project costs, such as overhead, are capitalized based on a percentage of direct labor charged to the respective capital project. MMP capitalizes interest for capital projects with expenditures over $0.5 million that require three months or more to complete. Expenditures for maintenance, repairs and minor replacements are charged to operating expense in the period incurred.

Asset Retirement Obligation. We adopted Statement of Financial Accounting Standards (“SFAS”) No. 143, “Accounting for Asset Retirement Obligations.” SFAS No. 143 requires the fair value of a liability related to the retirement of long-lived assets be recorded at the time a legal obligation is incurred, if the liability can be reasonably estimated. When the liability is initially recorded, the carrying amount of the related asset is increased by the amount of the liability. Over time, the liability is accreted to its future value, with the accretion recorded to expense. In March 2005, the Financial Accounting Standards Board (“FASB”) issued Interpretation (“FIN”) No. 47, “Accounting for Conditional Asset Retirement Obligations (as amended).” FIN No. 47 clarified that where there is an obligation to perform an asset retirement activity, even though uncertainties exist about the timing or method of settlement, an entity is required to recognize a liability for the fair value of a conditional asset retirement obligation if the fair value of the liability can be determined.

MMP’s operating assets generally consist of underground refined products pipelines and related facilities along rights-of-way and above-ground storage tanks and related facilities. MMP’s rights-of-way agreements typically do not require the dismantling, removal and reclamation of the rights-of-way upon permanent removal of the pipelines and related facilities from service. Additionally, management is unable to predict when, or if, MMP’s pipelines, storage tanks and related facilities would become completely obsolete and require decommissioning. Accordingly, except for a $1.4 million liability associated with anticipated tank liner replacements, MMP has recorded no liability or corresponding asset in conjunction with SFAS No. 143 and FIN No. 47 because both the amounts and future dates of when such costs might be incurred are indeterminable.

MAGELLAN MIDSTREAM HOLDINGS GP, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Equity Investments. MMP accounts for investments greater than 20% over which it does not have control by the equity method of accounting. Under this method, an investment is recorded at its acquisition cost, plus its equity in undistributed earnings or losses since acquisition, less distributions received and amortization of excess net investment. Excess investment is the amount by which MMP’s initial investment exceeds its proportionate share of the book value of the net assets of the investment. Equity method investments are evaluated for impairment annually or whenever events or circumstances indicate that there is a loss in value of the investment. In the event that MMP determines that the loss in value of an investment is other-than-temporary, it would record a charge to earnings to adjust the carrying value to fair value. MMP recorded no equity investment impairments during 2005 or 2006.

Goodwill and Other Intangible Assets. MMP has adopted SFAS No. 142, “Goodwill and Other Intangible Assets.” In accordance with this Statement, goodwill, which represents the excess of cost over fair value of assets of businesses acquired, is no longer amortized but is evaluated periodically for impairment. Goodwill at December 31, 2005 and 2006 was $12.4 million and $11.9 million, respectively.

The determination of whether goodwill is impaired is based on management’s estimate of the fair value of MMP’s reporting units as compared to their carrying values. Critical assumptions used in management’s estimates included: (i) time horizon of 20 years, (ii) revenue growth of 2.5% per year and expense growth of 2.5% per year, except for general and administrative (“G&A”) costs, with an assumed growth of 3.0% per year, (iii) weighted-average cost of capital of 10.25% based on assumed cost of debt of 6.5%, assumed cost of equity of 14.0% and a 50%/50% debt-to-equity ratio, (iv) capital spending growth of 2.5%, and (iv) 8 times earnings before interest, taxes and depreciation and amortization multiple for terminal value. We selected October 1 as our impairment measurement test date and have determined that our goodwill was not impaired as of October 1, 2005 or 2006. If impairment were to occur, the amount of the impairment recognized would be determined by subtracting the implied fair value of the reporting unit goodwill from the carrying amount of the goodwill.

All of MMP’s other intangible assets are being amortized over their useful lives. The useful lives are adjusted if events or circumstances indicate there has been a change in the remaining useful lives. MMP’s other intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the recoverability of the carrying amount of the intangible asset should be assessed. Other intangible assets are amortized on a straight-line basis over their estimated useful lives of five years to 25 years. The weighted-average asset lives of MMP’s other intangible assets at December 31, 2006 was approximately 10 years.

Judgments and assumptions are inherent in management’s estimates used to determine the fair value of MMP’s operating segments. The use of alternate judgments and assumptions could result in the recognition of different levels of impairment charges and the reported balances of property, plant and equipment on our consolidated balance sheets.

Impairment of Long-Lived Assets. MMP has adopted SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” In accordance with this Statement, MMP evaluates its long-lived assets of identifiable business activities, other than those held for sale, for impairment when events or changes in circumstances indicate, in management’s judgment, that the carrying value of such assets may not be recoverable. The determination of whether impairment has occurred is based on management’s estimate of undiscounted future cash flows attributable to the assets as compared to the carrying value of the assets. The amount of the impairment recognized is calculated as the excess of the carrying amount of the asset over the fair value of the assets, as determined either through reference to similar asset sales or by estimating the fair value using a discounted cash flow approach.

Long-lived assets to be disposed of through sales of assets that meet specific criteria are classified as “held for sale” and are recorded at the lower of their carrying value or the estimated fair value less the cost to sell. Until the assets are disposed of, an estimate of the fair value is re-determined when related events or circumstances change.

Judgments and assumptions are inherent in management’s estimate of undiscounted future cash flows used to determine recoverability of an asset and the estimate of an asset’s fair value used to calculate the amount of impairment to recognize. The use of alternate judgments and assumptions could result in the recognition of different levels of impairment charges used in the balance sheet amounts. In 2006, MMP recorded a $3.0 million charge against the earnings of its petroleum products pipeline system segment associated with an impairment of the Menard, Illinois terminal, which MMP may close in 2007. The carrying value of the Menard, Illinois terminal prior to the impairment was $3.6 million. The fair value of the terminal was determined using probability-weighted discounted cash flow techniques.

MAGELLAN MIDSTREAM HOLDINGS GP, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Lease Financings. Direct financing leases are accounted for such that the minimum lease payments plus the unguaranteed residual value accruing to the benefit of the lessor is recorded as the gross investment in the lease. The net investment in the lease is the difference between the total minimum lease payment receivable and the associated unearned income.

Debt Placement Costs. Costs incurred for debt borrowings are capitalized as paid and amortized over the life of the associated debt instrument using the effective interest method. When debt is retired before its scheduled maturity date, the remaining placement costs associated with that debt are written-off.

Capitalization of Interest. Interest on borrowed funds is capitalized on projects during construction based on the approximate average interest rate of MMP’s debt. MMP capitalizes interest on all construction projects requiring three months or longer to complete with total costs exceeding $0.5 million.

Pension and Postretirement Medical and Life Benefit Obligations. Beginning January 1, 2004, MGG maintained defined benefit plans and a defined contribution plan, which provided retirement benefits to substantially all of its employees. In December 2005, all of MGG’s employees were transferred to its general partner, Magellan Midstream Holdings GP, LLC (“MGG GP”) and accordingly the defined benefit plans and defined contribution plan were also transferred to MGG GP (see Note 8—Employee Benefit Plans). At December 31, 2005, the pension and postretirement medical and life liabilities reported on our consolidated balance sheets represent the funded status of the present value of benefit obligations net of unrecognized prior service costs/credits and unrecognized actuarial gains/losses of the aforementioned plans. In 2006, we adopted SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans” and, as of December 31, 2006, our pension and postretirement benefit obligations represent the funded status of the present value of benefit obligations of the aforementioned plans.

Paid-Time Off Benefits. Liabilities for paid-time off benefits are recognized for all employees performing services for MMP when earned by those employees. We recognized paid-time off liabilities of $6.8 million and $8.0 million at December 31, 2005 and 2006, respectively. These balances represent the remaining vested paid-time off benefits of our employees who support MMP and MGG. Liabilities for paid-time off are reflected in the accrued payroll and benefits balances of our consolidated balance sheets.

Derivative Financial Instruments. MMP and MGG account for hedging activities in accordance with SFAS No. 133, “Accounting for Financial Instruments and Hedging Activities,” as amended, which establishes accounting and reporting standards requiring that derivative instruments be recorded on the balance sheet at fair value as either assets or liabilities.

For those instruments that qualify for hedge accounting, the accounting treatment depends on each instrument’s intended use and how it is designated. Derivative financial instruments qualifying for hedge accounting treatment can generally be divided into two categories: (1) cash flow hedges and (2) fair value hedges. Cash flow hedges are executed to hedge the variability in cash flows related to a forecasted transaction. Fair value hedges are executed to hedge the value of a recognized asset or liability. At inception of a hedged transaction, MMP and MGG documents the relationship between the hedging instrument and the hedged item, the risk management objectives and the methods used for assessing and testing correlation and hedge effectiveness. MMP and MGG also assess, both at the inception of the hedge and on an on-going basis, whether the derivatives that are used in its hedging transactions are highly effective in offsetting changes in cash flows or fair value of the hedge item. Furthermore, MMP and MGG assess the creditworthiness of the counterparties to manage against the risk of default. If it is determined that a derivative, originally designed as a cash flow or fair value hedge, is no longer highly effective as a hedge, hedge accounting is discontinued prospectively by including changes in the fair value of the derivative in current earnings.

Derivatives that qualify for and for which MMP designates as normal purchases and sales are accounted for using traditional accrual accounting. As of December 31, 2006, MMP had commitments under future contracts for product purchases that will be accounted for as normal purchases totaling approximately $1.7 million. Additionally, MMP had commitments at December 31, 2006 under future contracts for product sales that will be accounted for as normal sales totaling approximately $36.1 million.

We generally report gains, losses and any ineffectiveness from interest rate derivatives in other income in our results of operations. We recognize the effective portion of hedges against changes in interest rates as adjustments to other comprehensive income. We record the non-current portion of unrealized gains or losses associated with fair value

MAGELLAN MIDSTREAM HOLDINGS GP, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

hedges on long-term debt as adjustments to long-term debt on the balance sheet with the current portion recorded as adjustments to interest expense.

Unit-Based Incentive Compensation Awards. Magellan GP, LLC has issued incentive awards of MMP phantom units without distribution equivalent rights representing limited partner interests in MMP to its directors and certain employees of ours who support MMP. Additionally, we have issued awards of phantom units to our directors and the associated expense is specifically allocated to MGG. These awards are accounted for as prescribed in SFAS No. 123(R), which required MMP to account for all of its equity-based incentive award grants prior to January 1, 2006 using the fair value method as defined in SFAS No. 123 instead of its previous methodology of using the intrinsic value method as defined in Accounting Principles Board (“APB”) No. 25. Due to the structure of MMP’s award grants prior to January 1, 2006, MMP recognized compensation expense under APB No. 25 in much the same manner as that required under SFAS No. 123; therefore, the impact of the change from accounting for the award grants under APB No. 25 to SFAS No. 123 was insignificant to MMP’s and MGG’s consolidated statements of income. The unit-based awards granted during 2006 have been accounted for under the provisions of SFAS No. 123(R). All of the costs associated with the phantom unit awards granted to our directors were charged to compensation expense in the current period.

Under SFAS No. 123(R), MMP classifies unit award grants as either equity or liabilities. Fair value for MMP award grants classified as equity is determined on the grant date of the award and this value is recognized as compensation expense ratably over the requisite service period of unit award grants, which generally is the vesting period remaining on the grant date. Fair value for MMP equity awards is calculated as the closing price of MMP’s common units representing limited partner units in it (“MMP limited partner units”) on the grant date reduced by the present value of expected per-unit distributions to be paid by MMP during the requisite service period of the unit award grants. MMP unit award grants classified as liabilities are re-measured at the fair value of MMP limited partner units on the close of business at each reporting period end until settlement date.

Certain MMP unit award grants include performance and other provisions, which can result in payouts to the recipients of from zero up to double the amount of the award. Additionally, certain MMP award grants are also subject to personal and other performance components which could increase or decrease the number of units to be paid out by as much as 20%. Judgments and assumptions of the final award payouts are inherent in the accruals recorded for unit-based incentive compensation costs. The use of alternate judgments and assumptions could result in the recognition of different levels of unit-based incentive compensation liabilities in our consolidated balance sheets.

Environmental. Environmental expenditures that relate to current or future revenues are expensed or capitalized based upon the nature of the expenditures. Expenditures that relate to an existing condition caused by past operations that do not contribute to current or future revenue generation are expensed. Liabilities are recorded when environmental assessments are probable and the costs can be reasonably estimated. Environmental liabilities are recorded independently of any potential claim for recovery. Accruals related to environmental matters are generally determined based on site-specific plans for remediation, taking into account currently available facts, existing technologies and presently enacted laws and regulations. Accruals for environmental matters reflect prior remediation experience and include an estimate for costs such as fees paid to contractors and outside engineering, consulting and law firms. Furthermore, costs include compensation and benefit expense of internal employees directly involved in remediation efforts. MMP maintains selective insurance coverage, which may cover all or portions of certain environmental expenditures. Receivables are recognized in cases where the realization of reimbursements of remediation costs is considered probable.

Management has determined that certain costs are covered by the indemnity settlement with The Williams Companies, Inc. (“Williams”) (see Note 14—Commitments and Contingencies), a former owner of MMP’s general partner. Management makes judgments on what would have been covered by these indemnifications. All costs charged to MMP’s income that would have been covered by these indemnifications are charged directly to MMP’s general partner for purposes of allocating its net income between its general and limited partners (see Minority Interests below).

The determination of the accrual amounts recorded for environmental liabilities include significant judgments and assumptions made by management. The use of alternate judgments and assumptions could result in the recognition of different levels of environmental liabilities in our consolidated balance sheets.

Minority Interests. The minority interests of subsidiary on our balance sheet reflect the outside ownership interest of MMP, which was 98.0% at both December 31, 2005 and 2006, and the outside ownership of MGG, which was 35% at December 31, 2006.

MAGELLAN MIDSTREAM HOLDINGS GP, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For purposes of calculating minority interest of subsidiary, MMP’s net income is allocated to its general and limited partners based on their proportionate share of their cash distributions for the period, with adjustments made for certain charges which are specifically allocated to MMP’s general partner. For periods in which MMP’s net income exceeds its distributions, any undistributed earnings are allocated based on equity ownership (excluding incentive distribution rights), therefore, 2% is allocated to the general partner and the remainder to the limited partners.

Each quarter, we calculate the minority interest expense of MGG by multiplying the minority interest owners’ proportionate ownership of limited partner units in MGG by the limited partners’ allocation of MGG net income. MGG’s net income is allocated to us and its limited partners based on each of our proportionate share of contractually-determined cash distributions for the period, with adjustments made for certain charges which are specifically allocated to us. However, during periods in which MGGs net income exceeds its distributions, the net income allocation is adjusted as if the undistributed net income was distributed, of which 0.01% is allocated to us and the remainder to the limited partners.

All amounts MGG received from the sale of MMP limited partner units during 2005 were recorded as increases to the minority interests of subsidiary. However, in 2006, following the termination of MMP’s subordination period, MGG recorded a reclassification of $277.4 million from minority interest of subsidiary to partners’ capital. This reclassification recognized the gain on sale of MMP’s limited partner units in 2004 and 2005.

Income Taxes. We are a partnership for income tax purposes and therefore have not been subject to federal income taxes or state income taxes. Our income taxes are the responsibility of our owners. Additionally, both MGG and MMP are partnerships for federal and state income tax purposes and the tax on their net income is borne by their general and limited partners. Net income for financial statement purposes may differ significantly from taxable income of our owners as a result of differences between the tax basis and financial reporting basis of assets and liabilities and the taxable income allocation requirements under our partnership agreement. The aggregate difference in the basis of our net assets for financial and tax reporting purposes cannot be readily determined because information regarding each partner’s tax attributes is not available to us.

During 2006, the state of Texas passed a law that will impose a partnership-level tax on MMP beginning in 2007, based on the financial results of MMP’s assets apportioned to the state of Texas. MMP currently expects its tax obligation under this law will be approximately $3.0 million per year.

Segment Disclosures. Total assets and goodwill for MMP’s operating segments at December 31, 2006 and 2005 is provided below:

	Petroleum Products Pipeline System	Petroleum Products Terminals	Ammonia System	Total
December 31, 2006
Segment assets	$1,599,519	$623,628	$30,499	$2,253,646
Corporate assets				62,846

Total assets				$2,316,492

Goodwill	$—	$11,902	$—	$11,902

December 31, 2005
Segment assets	$1,555,588	$560,896	$38,200	$2,154,684
Corporate assets				110,831

Total assets				$2,265,515

Goodwill	$—	$12,387	$—	$12,387

Recent Accounting Standards. In October 2006, the FASB adopted SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans.” SFAS No. 158 requires an employer to recognize the over-funded or under-funded status of a defined benefit postretirement plan as an asset or liability in its balance sheet and

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recognize changes in the funded status in the year in which the changes occur through comprehensive income. SFAS No. 158 was required to be adopted for financial statements issued after December 15, 2006. We adopted SFAS No. 158 in December 2006 and, as a result, recorded an increase in our pension and postretirement liabilities of $9.3 million, with an offsetting increase to accumulated other comprehensive loss of $9.3 million.

In October 2006, the FASB adopted Financial Staff Position (“FSP”) No. FAS 123(R)-5, “Amendment of FASB Staff Position FAS 123(R)-1.” This FSP addresses whether a modification of an instrument in connection with an equity restructuring should be considered a modification for purposes of applying FSP FAS 123(R)-1, “Classification and Measurement of Freestanding Financial Instruments Originally Issued in Exchange for Employee Services under FASB Statement No. 123(R).” This FSP clarified that awards issued to an employee in exchange for past or future employee services that is subject to Statement 123(R) will continue to be subject to the recognition and measurement provisions of Statement 123(R) throughout the life of the instrument, unless its terms are modified when the holder is no longer an employee. However, only for purposes of this FSP, a modification does not include a change to the terms of the award if that change is made solely to reflect an equity restructuring that occurs when the holder is no longer an employee. The provisions in this FSP were required to be applied in the first reporting period beginning after October 10, 2006. We adopted this FSP on January 1, 2007, and its adoption did not have a material impact on our financial position.

In October 2006, the FASB adopted FSP No. FAS 123(R)-6, “Technical Corrections of FASB Statement No. 123(R).” This FSP clarifies that on the date any equity-based incentive awards are determined to be no longer probable of vesting, any previously recognized compensation cost should be reversed. Further, the FSP clarifies that an offer, made for a limited time period, to repurchase an equity-based incentive award should be excluded from the definition of a short-term inducement and should not be accounted for as a modification pursuant to paragraph 52 of Statement 123(R). The provisions in this FSP are required to be applied in the first reporting period beginning after October 20, 2006. We adopted this FSP on January 1, 2007, and its adoption did not have a material impact on our financial position.

In September 2006, the FASB adopted SFAS No. 157, “Fair Value Measurements.” SFAS No. 157 defines fair value, establishes a framework for measuring fair value in accordance with GAAP, and expands disclosures about fair value measurements. While SFAS No. 157 will not have an impact on our valuation methods, it will expand our disclosures of assets and liabilities which are recorded at fair value. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. Earlier application is encouraged, provided that the reporting entity has not yet issued financial statements for that fiscal year, including any financial statements for an interim period within that fiscal year. We are considering adopting this standard for 2007 but have not yet made a final decision. The adoption of this standard will not have a material impact on our financial position.

In September 2006, the FASB issued FSP No. AUG AIR-a, “Accounting for Planned Major Maintenance Projects.” This FSP prohibits the accrual of any estimated planned major maintenance costs because the accrued liabilities do not meet the definition of a liability under Statement of Financial Accounting Concepts No. 6, “Elements of Financial Statements.” The FSP also requires disclosure of an entity’s accounting policies relative to major maintenance. The guidance provided in FSP was required to be applied to the first fiscal year following December 31, 2006. We adopted this FSP on January 1, 2007, and its adoption did not have a material impact on our financial position. Our accounting policy regarding maintenance projects, which states that expenditures for maintenance, repairs and minor replacements are charged to operating expense in the period incurred, is included in our significant accounting policy statements under Property, Plant and Equipment above.

In February 2006, the FASB issued FSP No. FAS 123(R)-4, “Classification of Options and Similar Instruments Issued as Employee Compensation That Allow for Cash Settlement Upon the Occurrence of a Contingent Event”. This FSP provides that long-term equity incentive awards can still qualify for equity treatment if they contain a clause that allows for the payment of cash to award recipients under certain circumstances, such as a change in control of the general partner of a limited partnership. We adopted this FSP in February 2006 and its adoption did not have a material impact on our financial position.

In November 2005, the FASB issued FSP No. FAS 115-1 and FAS 124-1, “The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments.” This FSP addresses the determination as to when an investment is considered impaired, whether that impairment is other than temporary and the measurement of an impairment loss. This FSP also includes accounting considerations subsequent to the recognition of an other-than-

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temporary impairment and requires certain disclosures about unrealized losses that have not been recognized as other-than-temporary impairments. The guidance in this FSP amends FASB Statement No. 115, “Accounting for Certain Investments in Debt and Equity Securities,” FASB Statement No. 124, “Accounting for Certain Investments Held by Not-for-Profit Organizations,” and APB No. 18, “The Equity Method of Accounting for Investments in Common Stock.” The guidance in this FSP is to be applied to reporting periods beginning after December 15, 2005. We adopted this FSP on January 1, 2006, and its adoption did not have a material impact on our financial position.

In October 2005, the FASB issued FSP No. 13-1, “Accounting for Rental Costs Incurred During a Construction Period.” This FSP requires entities who incur rental costs associated with operating leases to expense such costs as a continuing operating expense. This FSP is required to be implemented beginning January 1, 2006, with early adoption permitted. We adopted the FSP on January 1, 2006, and its adoption did not have a material impact on our financial position.

In June 2005, the FASB issued EITF issue No. 04-5. In EITF 04-5, the Task Force reached a consensus that the general partner in a limited partnership is presumed to control that limited partnership regardless of the extent of the general partner’s ownership in the limited partnership. The assessment of whether the rights of the limited partners should overcome the presumption of control by the general partner depends on whether the limited partners have either (a) the substantive ability to dissolve the limited partnership or otherwise remove the general partner without cause or (b) substantive participating rights. We adopted this EITF in June 2005 and its adoption did not have a material impact on our financial position.

In May 2005, the FASB published SFAS No. 154, “Accounting Changes and Error Corrections.” SFAS No. 154 requires retrospective application to prior periods’ financial statements of every voluntary change in accounting principle unless it is impracticable to do so. SFAS No. 154 also applies to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. SFAS No. 154 requires that retrospective application of a change in accounting principle be limited to the direct effects of the change. Indirect effects of a change in accounting principle, such as a change in nondiscretionary profit-sharing payments resulting from an accounting change, should be recognized in the period of the accounting change. We adopted this SFAS No. 154 on January 1, 2006, and its adoption did not have a material impact on our financial position.

In March 2005, the FASB issued FIN No. 47, “Accounting for Conditional Asset Retirement Obligations (as amended).” FIN 47 clarified that the term conditional asset retirement obligation as used in SFAS No. 143, “Accounting for Asset Retirement Obligations,” refers to a legal obligation to perform an asset retirement activity in which the timing and (or) method of settlement are conditional on a future event that may or may not be within the control of the entity. The obligation to perform the asset retirement activity is unconditional even though uncertainty exists about the timing and (or) method of settlement. Thus, the timing and (or) method of settlement may be conditional on a future event. Accordingly, an entity is required to recognize a liability for the fair value of a conditional asset retirement obligation if the fair value of the liability can be reasonably estimated. The fair value of a liability for the conditional asset retirement obligation should be recognized when incurred—generally upon acquisition, construction, or development and (or) through the normal operation of the asset. Uncertainty about the timing and (or) method of settlement of a conditional asset retirement obligation should be factored into the measurement of the liability when sufficient information exists. SFAS No. 143 acknowledges that in some cases, sufficient information may not be available to reasonably estimate the fair value of an asset retirement obligation. This Interpretation also clarifies when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation. FIN No. 47 was required to be adopted no later than the end of fiscal years ending after December 15, 2005, with retrospective application for interim financial information permitted. We adopted FIN No. 47 in March 2005, and its adoption did not have a material impact on our financial position.

In December 2004, the FASB issued a revision to SFAS No. 123, “Share-Based Payment,” as amended, referred to as “SFAS No. 123(R).” This Statement and subsequent amendments establishes accounting standards for transactions in which an entity exchanges its equity instruments for goods or services. This SFAS requires that all equity-based compensation awards to employees be recognized in the income statement based on their fair values, eliminating the alternative to use APB No. 25’s intrinsic value method. SFAS No. 123(R) was effective as of the beginning of the first interim period that began after December 31, 2005. SFAS No. 123(R) applied to all awards granted after the required effective date but was not to be applied to awards granted in periods before the required effective date except to the extent that awards from prior periods were modified, repurchased or cancelled after the required effective date. We adopted SFAS No. 123(R) on January 1, 2006 using the modified prospective application method. Under the modified

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prospective method, we were required to account for all of MMP’s equity-based incentive awards granted prior to January 1, 2006, using the fair value method as defined in SFAS No. 123 instead of MMP’s then-current methodology of using the intrinsic value method as defined in APB No. 25. Due to the structure of MMP’s award grants, MMP recognized compensation expense under APB No. 25 in much the same manner as that required under SFAS No. 123. Consequently, for the awards granted prior to January 1, 2006, the initial adoption and application of SFAS No. 123(R) did not have a material impact on our financial position.

3. Acquisitions

The following acquisition was accounted for as an acquisition of a business. This acquisition was accounted for under the purchase method and the assets acquired and liabilities assumed were recorded at their estimated fair market values as of the acquisition date.

Petroleum Products Terminals. On September 1, 2005, MMP acquired a petroleum products terminal near Wilmington, Delaware from privately-owned Delaware Terminal Company. This marine terminal has 1.8 million barrels of usable storage capacity. Management believes this facility is strategic to MMP’s efforts to grow and provide expanded services for MMP’s customers’ needs in the Mid-Atlantic markets. The operating results of this facility have been included with MMP’s petroleum products terminals segment results beginning on September 1, 2005. The land on which the facility sits was purchased in a separate transaction from a local non-profit agency. The allocation of the purchase price was as follows (in thousands):

Purchase price:
Cash paid, including transaction costs	$55,295
Environmental liabilities assumed	250

Total purchase price	$55,545

Allocation of purchase price:
Property, plant and equipment	$51,236
Goodwill	2,809
Other intangibles	1,500

Total	$55,545

The following acquisitions were accounted for as acquisition of assets:

Petroleum Products Pipeline Terminals. In the fourth quarter of 2005, MMP acquired two terminals connected to its 8,500-mile petroleum products pipeline system. The terminals include 0.4 million barrels of combined usable storage capacity and are located in Wichita, Kansas and Aledo, Texas. The terminals were acquired from privately-held companies for cash of approximately $10.9 million, all of which was recorded to property, plant and equipment. The operating results of these terminals have been included in MMP’s petroleum products pipeline system segment since their respective acquisition dates.

4. Inventory

In conjunction with the acquisition of the Aledo, Texas terminal, MMP negotiated a partial settlement of its third-party supply agreement which MMP assumed as part of its pipeline system acquisition in October 2004. As a result, MMP recorded a reduction in the supply agreement liability of $7.6 million.

Inventories at December 31, 2004 and 2005 were as follows (in thousands):

	December 31,
	2005	2006
Refined petroleum products	$56,680	$45,839
Natural gas liquids	9,693	28,848
Transmix	9,589	14,449
Additives	1,805	2,026
Other	388	388

Total inventories	$78,155	$91,550

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The increase in the natural gas liquids inventory at December 31, 2006 compared to December 31, 2005 is the result of purchasing significantly higher volumes of natural gas liquids used in MMP’s petroleum products blending operation during the fourth quarter of 2006 due to favorable product prices.

5. Property, Plant and Equipment

Property, plant and equipment consist of the following (in thousands):

	December 31,		Estimated Depreciable Lives
	2005	2006
Construction work-in-progress	$28,657	$67,330
Land and rights-of-way	55,308	57,232
Carrier property	1,498,540	1,528,073	24 – 50 years
Buildings	13,298	13,751	20 – 53 years
Storage tanks	302,133	323,215	20 – 40 years
Pipeline and station equipment	116,214	130,114	4 – 59 years
Processing equipment	221,823	255,865	3 – 53 years
Other	46,516	51,374	3 – 48 years

Total	$2,282,489	$2,426,954

Carrier property is defined as pipeline assets regulated by the FERC. Other includes capitalized interest of $19.2 million at December 31, 2005 and $19.3 million at December 31, 2006.

6. Equity Investments

MMP owns a 50% ownership in Osage Pipeline which it acquired for $25.0 million. The remaining 50% interest is owned by NCRA. The 135-mile Osage pipeline transports crude oil from Cushing, Oklahoma to El Dorado, Kansas and has connections to the NCRA refinery in McPherson, Kansas and the Frontier refinery in El Dorado, Kansas. MMP’s agreement with NCRA calls for equal sharing of Osage Pipeline’s net income. Income from MMP’s equity investment in Osage is included with its petroleum products pipeline system segment results.

MMP uses the equity method of accounting for this investment. Summarized financial information for Osage Pipeline is presented below (in thousands):

	Year Ended
	December 31,
	2005	2006
Revenues	$12,573	$14,446
Net income	$7,537	$7,976

The condensed balance sheets for Osage Pipeline as of December 31, 2005 and December 31, 2006 are presented below (in thousands):

	December 31,
	2005	2006
Current assets	$4,767	$5,015
Noncurrent assets	$4,535	$4,278
Current liabilities	$431	$697
Members’ equity	$8,871	$8,596

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A summary of MMP’s equity investment in Osage Pipeline is as follows (in thousands):

	December 31,
	2005	2006
Investment at beginning of period	$25,084	$24,888
Earnings in equity investment:
Proportionate share of earnings	3,768	3,988
Amortization of excess investment	(664)	(664)

Net earnings in equity investment	3,104	3,324
Cash distributions	(3,300)	(4,125)

Equity investment at end of period	$24,888	$24,087

MMP’s initial investment in Osage Pipeline included an excess net investment amount of $21.7 million. Excess investment is the amount by which MMP’s initial investment exceeded its proportionate share of the book value of the net assets of the investment. The unamortized excess net investment amount at December 31, 2005 and 2006 was $20.5 million and $19.8 million, respectively, and represents additional value of the underlying identifiable assets.

7. Concentration of Credit Risk

MMP transports petroleum products for refiners and marketers in the petroleum industry. The major concentration of MMP’s petroleum products pipeline system’s revenues is derived from activities conducted in the central United States. Sales to customers are generally unsecured, and the financial condition and creditworthiness of customers are periodically evaluated. MMP has the ability with many of its pipeline and terminals contracts to sell stored customer products to recover unpaid receivable balances, if necessary. MMP also requires additional security as it considers necessary. Issues impacting the petroleum refining and marketing and ammonia industries could impact MMP’s overall exposure to credit risk.

Prior to December 24, 2005, the employees assigned to conduct MMP’s operations were employees of MGG. On December 24, 2005, MGG transferred all of its employees to us. As of December 31, 2006, we employed approximately 1,064 employees and consider our employee relations to be good.

At December 31, 2006, the labor force of 569 employees assigned to MMP’s petroleum products pipeline system was concentrated in the central United States. Approximately 38% of these employees were represented by the United Steel Workers Union and covered by collective bargaining agreements that extend through January 31, 2009. The labor force of 236 employees assigned to MMP’s petroleum products terminals operations at December 31, 2006 was primarily concentrated in the southeastern and Gulf Coast regions of the United States. On August 10, 2006, the 27 non-supervisory employees at MMP’s New Haven, Connecticut terminal elected the International Union of Operating Engineers as their bargaining agent and MMP is currently in the process of negotiating an agreement with these employees. MMP’s ammonia pipeline is operated by a third-party contractor and no employees are specifically assigned to those operations.

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8. Employee Benefit Plans

On January 1, 2004, MGG assumed sponsorship of a union pension plan for certain hourly employees. Additionally, MGG began sponsorship of a pension plan for certain non-union employees, a postretirement benefit plan for selected employees and a defined contribution plan effective January 1, 2004. The sponsorship of these plans was transferred to us from MGG on December 24, 2005. MMP is required to reimburse the plan sponsor for all costs it incurs relative to the obligations associated with the pension plans, postretirement benefit plan, and defined contribution plan for qualifying individuals assigned to MMP’s operations.

In December 2006, we adopted SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans.” Upon adoption of SFAS No. 158, we recognized the funded status of the present value of the benefit obligation of our pension plans and our postretirement medical and life benefit plan. The effect of adopting SFAS No. 158 on amounts reported in our consolidated balance sheets is described later in this note. SFAS No. 158 prohibited retroactive application of this accounting standard.

The annual measurement date for the plans is December 31. The following table presents the changes in affiliate benefit obligations and plan assets for pension benefits and other postretirement benefits for the years ended December 31, 2005 and 2006. The table also presents a reconciliation of the funded status of these benefits to the amount recorded in the consolidated balance sheet at December 31, 2005 (in thousands):

	Pension Benefits		Other Postretirement Benefits
	2005	2006	2005	2006
Change in affiliate benefit obligation:
Affiliate benefit obligation at beginning of year	$33,897	$39,122	$12,999	$19,280
Service cost	4,215	5,587	530	469
Interest cost	1,866	2,206	994	834
Plan participants’ contributions	—	—	39	55
Actuarial loss	1,199	332	4,834	720
Plan amendment (a)	—	—	—	(6,159)
Benefits paid	(2,055)	(3,398)	(116)	(195)

Affiliate benefit obligation at end of year	39,122	43,849	19,280	15,004

Change in plan assets:
Fair value of plan assets at beginning of year	22,146	25,465	—	—
Employer contributions	4,813	5,259	77	140
Plan participants’ contributions	—	—	39	55
Actual return on plan assets	561	2,090	—	—
Benefits paid	(2,055)	(3,398)	(116)	(195)

Fair value of plan assets at end of year	25,465	29,416	—	—

Funded status at end of year	(13,657)	$(14,433)	(19,280)	$(15,004)

Unrecognized net actuarial loss (b)	6,780	N/A	5,366	N/A
Unrecognized prior service cost (b)	2,491	N/A	628	N/A

Accrued benefit cost	$(4,386)	N/A	$(13,286)	N/A

Accumulated affiliate benefit obligation	$28,629	$32,042	N/A	N/A

(a)	During 2006 we increased the deductibles and premiums of the plan participants, which resulted in a decrease in our obligation GP for this plan.
(b)	Prior to the adoption in 2006 of SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans”, these amounts were not recognized as liabilities in our consolidated balance sheets as prescribed under SFAS No. 87, “Employers’ Accounting for Pensions” and SFAS No. 106, “Employers’ Accounting for Postretirement Benefits Other Than Pensions”.

The amounts included in the pension benefits in the above table combine the union pension plan with the non-union pension plan. At December 31, 2005, the accumulated benefit obligations of both plans exceeded the fair value of their respective plan assets. At December 31, 2006, the union pension plan had an accumulated benefit obligation of

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$23.2 million, which exceeded the fair value of plan assets of $20.4 million. Amounts recognized in our consolidated balance sheets were as follows (in thousands):

	Pension Benefits		Other Postretirement Benefits
	2005	2006	2005	2006
Amounts recognized in consolidated balance sheet:
Current accrued benefit cost	$—	$—	$—	$(159)
Long-term accrued benefit cost	(4,729)	(14,433)	13,286	(14,845)

	(4,729)	(14,433)	13,286	(15,004)
Accumulated other comprehensive income:
Net loss	343	6,390	N/A	5,411
Prior service cost (credit)	—	2,184	N/A	(4,680)

Net amount recognized in consolidated balance sheet	$(4,386)	$(5,859)	$(13,286)	$(14,273)

The effect of SFAS No. 158 on amounts reported in our consolidated balance sheet as of December 31, 2006 was as follows (in thousands):

	Before Application of SFAS No. 158	SFAS No. 158 Adjustments	As Reported
Accrued payroll and benefits	$18,688	$159	$18,847
Total current liabilities	521,116	159	521,275
Long-term pension and benefits	20,132	9,146	29,278
Accumulated other comprehensive loss	(782)	(9,305)	(10,087)
Owner’s deficit	(435,804)	(9,305)	(445,109)

The weighted-average rate assumptions used to determine benefit obligations as of December 31, 2005 and 2006 were as follows:

	Pension Benefits		Other Postretirement Benefits
	2005	2006	2005	2006
Discount rate	5.50%	5.75%	5.50%	6.00%
Rate of compensation increase – non-union plan	5.00%	5.00%	N/A	N/A
Rate of compensation increase – union plan	5.00%	4.50%	N/A	N/A

The non-pension postretirement benefit plans provide for retiree contributions and contain other cost-sharing features such as deductibles and coinsurance. The accounting for these plans anticipates future cost sharing that is consistent with our expressed intent to increase the retiree contribution rate generally in line with health care cost increases.

The annual assumed rate of increase in the health care cost trend rate for 2007 is 12.7% and decreasing to 5.7% by 2013 for pre-65 year-old participants and 6.4% decreasing to 5.3% by 2010 for post-65 year-old participants. The health care cost trend rate assumption has a significant effect on the amounts reported. As of December 31, 2006, a 1.0% change in assumed health care cost trend rates would have the following effect (in thousands):

	Point Increase	Point Decrease
Change in postretirement benefit obligation	$2,214	$2,066

The expected long-term rate of return on plan assets was determined by combining a review of projected returns, historical returns of portfolios with assets similar to the current portfolios of the union and non-union pension plans and target weightings of each asset classification. Our investment objectives for the assets within the pension plans are to obtain a balance between long-term growth of capital and generation of income to meet withdrawal requirements, while avoiding excessive risk. Defined diversification goals are set in order to reduce the risk of wide swings in the market

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value from year to year, or of incurring large losses that may result from concentrated positions. We evaluate risk based on the potential impact on the predictability of contribution requirements, probability of under-funding, expected risk-adjusted returns and investment return volatility. Funds are invested with multiple investment managers. Our target allocation percentages and the actual weighted-average asset allocation at December 31, 2005 and 2006 were as follows:

	2005		2006
	Actual	Target	Actual	Target
Equity securities	65%	65%	65%	67%
Debt securities	31%	34%	31%	32%
Other	4%	1%	4%	1%

As of December 31, 2006, benefit amounts expected to be paid through December 31, 2016 were as follows (in thousands):

	Pension Benefits	Other Postretirement Benefits
2007	$1,596	$159
2008	1,600	247
2009	2,012	363
2010	2,173	472
2011	2,277	581
2012 through 2016	14,493	4,101

Contributions we expect to make in 2007 to our pension and other postretirement benefit plans are $5.5 million and $0.2 million, respectively.

9. Related Party Transactions

MGG had a services agreement with MMP pursuant to which MGG agreed to provide the employees necessary to conduct MMP’s operations. MMP reimbursed MGG for all payroll and benefit costs MGG incurred until December 24, 2005. On December 24, 2005, all of MGG’s employees were transferred to us, the services agreement with MMP was terminated and a new services agreement between MMP and us was executed, whereby we agreed to provide all of the employees necessary to conduct MMP’s operations. Consequently, MMP now reimburses us for those costs. Additionally, MGG has an agreement with MMP and Magellan GP, LLC whereby MGG has agreed to reimburse MMP for G&A expenses (excluding equity-based compensation) in excess of a G&A cap as defined in the omnibus agreement. The amount of G&A costs that MGG was required reimburse to MMP was $3.3 million and $1.7 million in 2005 and 2006, respectively. We reimburse MGG for the same amounts MGG reimburses to MMP for these excess G&A expenses. MMP settles its payroll and payroll-related expenses and its non-pension postretirement benefit costs with us on a monthly basis. MMP settles its long-term pension liabilities through payments to us when we make contributions to our pension funds.

In March 2004, MMP acquired a 50% ownership interest in Osage pipeline. MMP operates the Osage pipeline and receives a fee for these services. During both 2005 and 2006, MMP received operating fees from Osage Pipeline of $0.7 million.

Both we and MGG are partially owned by an affiliate of the Carlyle/Riverstone Global Energy and Power Fund II, L.P. (“CRF”). At December 31, 2006, one of the members of Magellan GP, LLC’s and our eight-member boards of directors was a representative of CRF. We and Magellan GP, LLC have adopted procedures internally to assure that MMP’s proprietary and confidential information is protected from disclosure to competing companies in which CRF owns an interest. As part of these procedures, CRF agreed that none of its representatives would serve on our or Magellan GP, LLC’s boards of directors and on the boards of directors of competing companies in which CRF owns an interest. Effective January 30, 2007, all of the representatives of CRF have resigned from MagellanGP, LLC and our boards of directors. See Note 17—Subsequent Events for further discussion of this matter.

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On January 25, 2005, CRF, through affiliates, acquired general and limited partner interests of SemGroup, L.P. (“SemGroup”). At December 31, 2006, CRF’s total combined general and limited partner interest in SemGroup was approximately 30%. One of the members of the seven-member board of directors of SemGroup’s general partner is a representative of CRF, with three votes on such board. MMP, through its subsidiaries and affiliates, is a party to a number of transactions with SemGroup and its affiliates. A summary of these transactions is provided in the following table (in millions):

	January 21, 2005 Through December 31, 2005	Year Ended December 31, 2006
Sales of petroleum products	$144.8	$177.1
Purchases of petroleum products	90.0	63.2
Terminalling and other services revenues	5.9	4.4
Storage tank lease revenues	2.8	3.4
Storage tank lease expense	1.0	1.0

In addition to the above, MMP provides common carrier transportation services to SemGroup. As of December 31, 2005 and 2006, respectively, MMP had recognized a receivable of $6.2 million and $4.0 million from and a payable of $6.1 million and $18.8 million to SemGroup and its affiliates. The receivable is included with the trade accounts receivable amounts and the payable is included with the accounts payable amounts on our consolidated balance sheets.

In February 2006, MMP signed an agreement with an affiliate of SemGroup under which MMP agreed to construct two 200,000 barrel tanks on its property at El Dorado, Kansas, to sell these tanks to SemGroup’s affiliate and to lease these tanks back under a 10-year operating lease. During 2006, MMP received $6.1 million associated with this transaction from SemGroup’s affiliate. During 2006, MMP incurred construction costs of $6.1 million for these tanks and estimates it will incur additional costs of approximately $1.0 million in 2007. The loss on the sale of these tanks will be deferred and amortized over the 10-year life of the lease. MMP and SemGroup’s affiliate have further agreed that in exchange for its lease of these tanks, MMP will provide 400,000 barrels of storage on its pipeline system. In addition, MMP and SemGroup’s affiliate have entered into a separate storage tank maintenance agreement which specifies that MMP will, at its own cost, provide routine maintenance for the tanks over the initial 10-year term of the lease. The fair value of this maintenance agreement was estimated at $0.1 million, which was recorded as a deferred cost and will be recognized over the 10-year life of the lease. In return for these agreements, SemGroup agreed to a 3-year throughput agreement on MMP’s pipeline.

CRF also has an ownership interest in the general partner of Buckeye Partners, L.P. (“Buckeye”). During 2005, MMP’s operating expenses included $0.3 million of costs it incurred with Norco Pipe Line Company, LLC, which is a subsidiary of Buckeye. MMP has incurred no operating expenses with Buckeye or its subsidiaries during 2006.

During May 2005, Magellan GP, LLC’s board of directors appointed John P. DesBarres as an independent board member. Mr. DesBarres currently serves as a board member for American Electric Power Company, Inc. For the period from May 1, 2005 through December 31, 2005 and the year ended December 31, 2006, MMP’s operating expenses included $1.7 million and $2.9 million, respectively, of principally power costs that MMP incurred with Public Service Company of Oklahoma, which is a subsidiary of American Electric Power Company, Inc. MMP had no amounts payable to or receivable from Public Services company of Oklahoma or American Electric Power Company, Inc. at either December 31, 2005 or 2006.

Because MMP’s distributions have exceeded target levels as specified in its partnership agreement, Magellan GP, LLC receives 50%, including its 1.995% general partner interest of any incremental cash distributed per MMP limited partner unit. As of December 31, 2006, our executive officers collectively owned approximately 2.9% of MGG Midstream Holdings, L.P., which owns 65% of MGG, which owns Magellan GP, LLC; therefore, our executive officer also indirectly benefit from these distributions. In 2005 and 2006, distributions paid to Magellan GP, LLC totaled $30.1 million and $56.3 million, respectively. In addition, during 2005, MGG received distributions totaling $5.0 million related to its ownership of MMP common and subordinated units it owned at the time.

During February 2006, MGG sold 35% of its common units in an initial public offering. In connection with the closing of this offering, MMP’s partnership agreement was amended to remove the requirement for Magellan GP, LLC

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

to maintain its 2% interest in any future offering of MMP limited partner units. In addition, MMP’s partnership agreement was amended to restore the incentive distribution rights to the same level as before an amendment made in connection with MMP’s October 2004 pipeline system acquisition, which reduced the incentive distributions paid to Magellan GP, LLC by $1.3 million for 2004, $5.0 million for 2005 and $3.0 million for 2006. In return, MGG made a capital contribution to MMP on February 9, 2006 equal to the present value of the remaining reductions in incentive distributions, or $4.2 million, and we, in turn, reimbursed MGG for this same amount.

Williams had indemnified MMP against certain environmental costs. The environmental indemnifications MMP had with Williams were settled during 2004 (see Note 14—Commitments and Contingencies for information relative to this settlement). Receivables from Williams at December 31, 2005 and 2006 were $51.2 million and $33.9 million, respectively. These amounts were included with other accounts receivable and long-term receivable amounts presented in our consolidated balance sheets.

10. Debt

Consolidated debt at December 31, 2005 and 2006 was as follows (in thousands):

	December 31,
	2005	2006
Magellan Pipeline Notes:
Current portion	$14,345	$272,678
Long-term portion	274,629	—

Total Magellan Pipeline Notes	288,974	272,678
Revolving credit facility	13,000	20,500
6.45% Notes due 2014	249,546	249,589
5.65% Notes due 2016	250,019	248,520

Total Debt	$801,539	$791,287

Magellan Midstream Holdings, L.P. Debt:

Affiliate note payable. On February 15, 2006, MGG entered into a $5.0 million revolving credit facility with MGG Midstream Holdings, L.P. as the lender. There were no borrowings outstanding under this facility when it matured on December 31, 2006. In January 2007 MGG entered into another facility with MGG Midstream Holdings, L.P. with similar terms that matures on December 31, 2007. The facility is available exclusively to fund MGG’s working capital borrowings. Borrowings under the facility bear interest at LIBOR plus 2.0%. MGG pays a commitment fee to MGG Midstream Holdings, L.P. on the unused portion of the working capital facility of 0.3% annually. Any borrowings under this facility would be non-recourse to us.

MMP Debt:

The face value of MMP’s debt outstanding as of December 31, 2006 was $793.1 million. The difference between the face value and carrying value of MMP’s debt outstanding was amounts recorded for discounts incurred on debt issuances, market value adjustments to long-term debt associated with qualifying hedges and the unamortized step-up in basis of MMP’s debt. At December 31, 2006, maturities of MMP’s debt were as follows: $272.6 million in 2007; $0 in 2008; $0 million in 2009; $0 million in 2010; $20.5 million in 2011; and $500.0 million thereafter. MMP’s debt and the debt of its consolidated subsidiaries is non-recourse to its general partner, Magellan GP, LLC and us.

Magellan Pipeline Notes. Magellan Pipeline entered into a private placement debt agreement with a group of financial institutions for $302.0 million of fixed rate senior notes. The maturity date of the notes is October 7, 2007; however, MMP made scheduled payments on these notes of $15.1 million on October 7, 2005 and $14.3 million on October 7, 2006. The outstanding principal amount of these senior notes at December 31, 2005 and 2006 was $286.9 million and $272.6 million, respectively; however, the outstanding principle amount of the notes at December 31, 2005

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

and 2006 was decreased by $2.5 million and $1.8 million, respectively, for the change in the fair value of the associated hedge (see Note 11–Derivative Financial Instruments). The remaining difference between the face value and the reported value of these notes was the unamortized step-up in value of $4.6 million at December 31, 2005 and $1.9 million at December 31, 2006. The notes were stepped-up to fair value for MGG’s then-ownership-interest in MMP of 55%, which it acquired in June 2003. The carrying amount of these notes was included in the current portion of long-term debt on our December 31, 2006 consolidated balance sheet. The interest rate of the notes is fixed at 7.7%. However, including the impact of the associated fair value hedge, which effectively swaps $250.0 million of the fixed-rate notes to floating-rate debt and the effect of the amortization of the fair value adjustment on long-term debt, the weighted-average interest rate for the senior notes was 7.2% and 7.7% as of December 31, 2005 and 2006, respectively.

MMP makes deposits in an escrow account in anticipation of semi-annual interest payments on these notes and the cash deposits are secured; however, the notes themselves are unsecured. These deposits of $5.5 million at December 31, 2005 and $5.3 million at December 31, 2006, were reflected as restricted cash on our consolidated balance sheet.

The note purchase agreement, as amended, requires Magellan Pipeline to maintain specified ratios of: (i) consolidated debt to EBITDA of no greater than 3.5 to 1.0, and (ii) consolidated EBITDA to interest expense of at least 3.3 to 1.0. It also requires MMP to maintain specified ratios of: (i) consolidated debt to EBITDA of no greater than 3.25 to 1.0. It also requires MMP to maintain specified ratios of: (i) consolidated debt to EBITDA of no greater than 4.50 to 1.00, and (ii) consolidated EBITDA to interest expense of at least 2.50 to 1.00. In addition, the note purchase agreement contains additional covenants that limit Magellan Pipeline’s ability to incur additional indebtedness, encumber its assets, make debt or equity investments, make loans or advances, engage in certain transactions with affiliates, merge, consolidate, liquidate or dissolve, sell or lease a material portion of its assets, engage in sale and leaseback transactions and change the nature of its business. MMP and Magellan Pipeline are in compliance with these covenants.

Revolving Credit Facility. In May 2006, MMP amended and restated its unsecured revolving credit facility to increase the borrowing capacity from $175.0 million to $400.0 million. In addition, the maturity date of the revolving credit facility was extended from May 25, 2009 to May 25, 2011, and the interest rate was reduced from LIBOR plus a spread ranging from 0.6% to 1.5% based on MMP’s credit ratings to LIBOR plus a spread ranging from 0.3% to 0.8% based on MMP’s credit ratings and amounts outstanding under the facility. MMP incurred $0.4 million of legal and other costs associated with this amendment. Borrowings under this revolving credit facility remain unsecured. The facility provides for both borrowings and letters of credit. Borrowings under this facility are used primarily for general corporate purposes, including capital expenditures. Net borrowings under this revolver during 2006 were $7.5 million. As of December 31, 2006, $20.5 million was outstanding under this facility, and $1.1 million of the facility was obligated for letters of credit. Amounts obligated for letters of credit are not reflected as debt on our consolidated balance sheets. The weighted-average interest rate on the revolver at December 31, 2005 and 2006 was 5.1% and 5.8%, respectively. Additionally, a commitment fee is assessed at a rate from 0.05% to 0.125%, depending on MMP’s credit rating.

The amended and restated revolving credit facility requires MMP to maintain a specified ratio of consolidated debt to EBITDA of no greater than 4.75 to 1.00. In addition, the revolving credit facility contains covenants that limit MMP’s ability to, among other things, incur additional indebtedness or modify its other debt instruments, encumber its assets, make certain investments, engage in certain transactions with affiliates, engage in sale and leaseback transactions, merge, consolidate, liquidate or dissolve, sell or lease all or substantially all of its assets and change the nature of its business. MMP is in compliance with these covenants.

6.45% Notes due 2014. On May 25, 2004, MMP sold $250.0 million aggregate principal of 6.45% notes due June 1, 2014 in an underwritten public offering. The notes were issued for the discounted price of 99.8%, or $249.5 million, and this discount is being accreted over the life of the notes. Including the impact of the amortization of the realized gains on the interest hedges associated with these notes (see Note 11–Derivative Financial Instruments), the effective interest rate of these notes at December 31, 2006 is 6.3%. Interest is payable semi-annually in arrears on June 1 and December 1 of each year, beginning December 1, 2004.

5.65% Notes due 2016. On October 15, 2004, MMP issued $250.0 million of senior notes due 2016. The notes were issued for the discounted price of 99.9%, or $249.7 million, and the discount is being accreted over the life of the notes. Including the impact of hedges associated with these notes (see Note 11–Derivative Financial Instruments), the weighted-average interest rate of these notes at December 31, 2005 and 2006 was 5.6% and 6.0%, respectively. Interest is payable semi-annually in arrears on April 15 and October 15 of each year, beginning on April 15, 2005. The

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

outstanding principal amount of the note at December 31, 2005 and 2006 was increased $0.3 million and decreased $1.2 million, respectively, for the fair value of the associated hedge.

The indenture under which the 6.45% and 5.65% notes discussed above were issued does not limit MMP’s ability to incur additional unsecured debt. The indenture contains covenants limiting, among other things, MMP’s ability to incur indebtedness secured by certain liens, engage in certain sale-leaseback transactions, and consolidate, merge or dispose of all or substantially all of its assets. MMP is in compliance with these covenants.

11. Derivative Financial Instruments

MMP and MGG use interest rate derivatives to help manage interest rate risk. The following table summarizes hedges MGG and MMP have settled associated with various debt offerings (dollars in millions):

Hedge	Date	Gain/(Loss)	Amortization Period
Interest rate hedge	October 2002	$(1.0)	5-year life of Magellan Pipeline notes
Interest rate swaps and treasury lock	May 2004	5.1	10-year life of 6.45% notes
Interest rate swaps	October 2004	(6.3)	12-year life of 5.65% notes

In addition to the above, MMP has entered into the following interest rate swap agreements:

•

During May 2004 MMP entered into certain interest rate swap agreements to hedge against changes in the fair value of a portion of the Magellan Pipeline notes. MMP accounted for these agreements as fair value hedges. The notional amounts of the interest rate swap agreements total $250.0 million. Under the terms of the interest rate swap agreements, MMP receives 7.7% (the weighted-average interest rate of the outstanding Magellan Pipeline senior notes) and pays LIBOR plus 3.4%. These hedges effectively convert $250.0 million of MMP’s fixed-rate debt to floating-rate debt. The interest rate swap agreements began on May 25, 2004 and expire on October 7, 2007, the maturity date of the Magellan Pipeline senior notes. Payments settle in April and October each year with LIBOR set in arrears. During each settlement period, MMP records the impact of this swap based on its best estimate of LIBOR. Any differences between actual LIBOR determined on the settlement date and MMP’s estimate of LIBOR result in an adjustment to interest expense. A 0.25% change in LIBOR would result in an annual adjustment to interest expense associated with this hedge of $0.6 million. The fair value of the instruments associated with this hedge at December 31, 2005 was $(2.5) million, which was recorded to other deferred liabilities and long-term debt. The fair value of these instruments at December 31, 2006 was $(1.8) million, which was recorded to other current liabilities and current portion of long-term debt.

•

In October 2004, MMP entered into an interest rate swap agreement to hedge against changes in the fair value of a portion of the $250.0 million of senior notes due 2016 which were issued in October 2004. MMP accounted for this agreement as a fair value hedge. The notional amount of this agreement is $100.0 million and effectively converts $100.0 million of MMP’s 5.65% fixed-rate senior notes issued in October 2004 to floating-rate debt. Under the terms of the agreement, MMP receives the 5.65% fixed rate of the notes and pays LIBOR plus 0.6%. The agreement began on October 15, 2004 and terminates on October 15, 2016, which is the maturity date of these notes. Payments settle in April and October each year with LIBOR set in arrears. During each settlement period, MMP records the impact of this swap based on its best estimate of LIBOR. Any differences between actual LIBOR determined on the settlement date and MMP’s estimate of LIBOR will result in an adjustment to interest expense. A 0.25% change in LIBOR would result in an annual adjustment to interest expense of $0.3 million associated with this hedge. The fair value of this hedge at December 31, 2005 and December 31, 2006, was $0.3 million and $(1.2) million, respectively, which was recorded to other noncurrent assets and long-term debt at December 31, 2005 and deferred liabilities and long-term debt at December 31, 2006.

•

In September and November 2006, MMP entered into a total of $250.0 million of forward starting interest rate swap agreements to hedge against variability of future interest payments on a portion of the debt it anticipates issuing no later than October 2007. Proceeds of the anticipated debt issuance will be used to refinance the Magellan Pipeline notes, which mature in October 2007. The interest rate swap agreements have a 30-year term, which matches the expected tenor of the anticipated debt. The effective date of the agreements is October 9, 2007, at which time the agreements require a mandatory cash settlement. Under the terms of the agreements,

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

MMP will receive a variable rate equal to three-month LIBOR and pay a fixed rate of 5.3%. Assuming no changes in swap spreads between the date MMP entered these agreements and the date it settles these agreements, these agreements will effectively fix the rate on the treasury component of MMP’s anticipated debt issuance at approximately 4.8%. MMP has accounted for these agreements as cash flow hedges. The fair value of these agreements at December 31, 2006 was $0.2 million, which was recorded to other current assets and other comprehensive income.

Derivatives that qualify for and are designated as normal purchases and sales are accounted for using traditional accrual accounting. As of December 31, 2006, MMP had commitments under future contracts for product purchases that will be accounted for as normal purchases totaling approximately $1.7 million. Additionally, MMP had commitments under future contracts for product sales that will be accounted for as normal sales totaling approximately $36.1 million.

12. Leases

Leases—Lessee. MGG and MMP lease land, office buildings, tanks and terminal equipment at various locations to conduct their business operations. Several of the agreements provide for negotiated renewal options and cancellation penalties, some of which include the requirement to remove MMP’s pipeline from the property for non-performance. Future minimum annual rentals under non-cancelable operating leases as of December 31, 2006, were as follows (in thousands):

2007	$3,011
2008	2,068
2009	1,460
2010	1,454
2011	1,405
Thereafter	9,450

Total	$18,848

Leases—Lessor. MMP has entered into capacity and storage leases with remaining terms from one to 10 years that are accounted for as operating-type leases. All of the agreements provide for negotiated extensions. Future minimum lease payments receivable under operating-type leasing arrangements as of December 31, 2006, were as follows (in thousands):

2007	$73,058
2008	60,049
2009	47,761
2010	37,500
2011	27,215
Thereafter	26,555

Total	$272,138

On December 31, 2001, MMP purchased an 8.5-mile, 8-inch natural gas liquids pipeline in northeastern Illinois from Aux Sable Liquid Products L.P. (“Aux Sable”) for $8.9 million. MMP then entered into a long-term lease arrangement under which Aux Sable is the sole lessee of these assets. MMP has accounted for this transaction as a direct financing lease. The lease expires in December 2016 and has a purchase option after the first year. Aux Sable has the right to re-acquire the pipeline at the end of the lease for a de minimis amount. Future minimum lease payments receivable under this direct-financing-type leasing arrangement as of December 31, 2006, were $1.4 million in 2007, $1.3 million each year in 2008, 2009, 2010 and 2011 and $6.2 million cumulatively for all periods after 2011. The net investment under direct financing leasing arrangements as of December 31, 2005 and 2006 was as follows (in thousands):

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	December 31,
	2005	2006
Total minimum lease payments receivable	$13,965	$12,793
Less: Unearned income	5,937	5,681

Recorded net investment in direct financing leases	$8,028	$7,112

The net investment in direct financing leases was classified in the consolidated balance sheets as follows (in thousands):

	December 31,
	2005	2006
Classification of direct financing leases:
Current accounts receivable	$358	$511
Noncurrent accounts receivable	7,670	6,601

Total	$8,028	$7,112

13. Long-Term Incentive Plan

In December 2005, our board of directors approved a long-term incentive plan for our independent directors and our employees that perform services for us and MGG. The long-term incentive plan primarily consists of phantom units. Our board of directors administers the long-term incentive plan. The long-term incentive plan permits the grant of awards covering an aggregate of 150,000 of MGG limited partner units. During the year ended December 31, 2006, approximately 4,000 phantom units were issued to the independent members of our board of directors pursuant to this plan.

MMP’s general partner has also adopted a long-term incentive plan (the “MMP LTIP”) for certain employees who perform services for MMP and directors of MMP’s general partner. The MMP LTIP primarily consists of phantom units and permits the grant of awards covering an aggregate of 1.4 million MMP limited partner units. The compensation committee of MMP’s general partner’s board of directors (the “MMP Compensation Committee”) administers the MMP LTIP.

MGG and MMP adopted SFAS No. 123(R) on January 1, 2006 using the modified prospective application method, which requires all unvested equity-based incentive awards granted prior to January 1, 2006 to be accounted for using the fair value method as defined in SFAS No. 123 instead of MMP’s previous methodology of using the intrinsic value method as defined in APB No. 25. Due to the structure of MMP’s award grants prior to January 1, 2006, MMP recognized compensation expense under APB No. 25 in much the same manner as that required under SFAS No. 123; therefore, the impact of the change from accounting for the award grants under APB No. 25 to SFAS No. 123 was insignificant to our financial position.

The long-term incentive awards, discussed below, are subject to forfeiture if employment is terminated for any reason other than for retirement, death or disability prior to the vesting date. If an award recipient retires, dies or becomes disabled prior to the end of the vesting period, the recipient’s award grant will be prorated based upon the completed months of employment during the vesting period and the award will be paid at the end of the vesting period. The award grants do not have an early vesting feature except when there is a change in control of Magellan GP, LLC.

In February 2003, the MMP Compensation Committee approved approximately 106,000 unit award grants pursuant to the MMP LTIP. These units vested on December 31, 2005 and, because MMP exceeded certain performance metrics, the actual number of units awarded with this grant totaled approximately 181,000. The value of these units on December 31, 2005 was $5.8 million. In January 2006, MMP settled certain of these award grants by purchasing 43,208 MMP limited partner units for $1.4 million and distributing those units to participants. The remaining awards were settled by issuing net cash payments to the participants and payments for tax withholdings totaling $4.4 million. MMP also made cash payments for related employer taxes of $0.3 million.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Following the change in control of MMP’s general partner in June 2003, the MMP Compensation Committee approved the following award grants to certain employees who became dedicated to providing services to MMP:

•	In October 2003, approximately 21,000 unit award grants. Of these award grants, approximately 20,000 vested during 2003 and 2004. The remaining award grants vested on July 31, 2005.

•	In January 2004, approximately 22,000 unit award grants. Of these award grants, approximately 11,000 vested in 2004 and approximately 11,000 units vested on July 31, 2005.

In January 2004, MMP settled the portion of the above-note awards vesting in 2003 by issuing net cash payments to the participants and payments for tax withholdings and employer taxes totaling $0.3 million. MMP settled additional awards in 2004 by purchasing 7,540 of its limited partner units for $0.2 and distributing those units to the participants and paying associated tax withholdings and employer taxes of $0.1 million. MMP settled the remaining award grants in 2005 by purchasing 13,785 of its limited partner units for $0.4 million and distributing those units to the participants and paying associated tax withholdings and employer taxes of $0.3 million.

In February 2004, the MMP Compensation Committee approved approximately 159,000 unit award grants pursuant to the MMP LTIP. These units vested on December 31, 2006 and, because MMP exceeded certain performance metrics, the actual number of MMP limited partner units awarded with this grant totaled approximately 285,000. The value of these units on December 31, 2006 was $11.0 million. MMP settled these award grants in January 2007 by issuing 184,905 of its common limited partner units and distributing those units to the participants (See Note 18 – Subsequent Events). The difference between the units issued to the participants and the total units accrued for represented the minimum tax withholdings associated with this award settlement. MMP paid associated tax withholdings and employer taxes totaling $4.4 million in January 2007. MMP intends to finance this amount with funds from its next equity offering.

In February 2005, the MMP Compensation Committee approved approximately 161,000 MMP unit award grants pursuant to the MMP LTIP. The actual number of MMP limited partner units that will be awarded under this grant are based on the attainment of long-term performance metrics. The number of MMP limiter partner units that could ultimately be issued under this award ranges from zero units up to a total of 296,000 as adjusted for estimated forfeitures and retirements; however, the awards are also subject to personal and other performance components which could increase or decrease the number of units to be paid out by as much as 20%. The units will vest at the end of 2007. As of December 31, 2006, approximately 11,000 award grants had been forfeited and MMP estimates and additional 2,000 units will be forfeited prior to the vesting date. MMP has estimated the number of units that will be awarded under this grant to be approximately 281,000 the value of which on December 31, 2006, was $10.8 million. Unrecognized estimated compensation expense associated with these awards as of December 31, 2006 was $3.6 million, which will be recognized over the next 12 months.

During the year ended December 31, 2006, the MMP Compensation Committee approved approximately 178,000 unit awards pursuant to the MMP LTIP. These award grants are being accounted for as follows:

•

Approximately 139,000 are based on the attainment of long-term performance metrics. These units vest on December 31, 2008. The number of MMP limited partner units that could ultimately vest under this component of the award ranges from zero to approximately 263,000 as adjusted for expected forfeitures and retirements. Upon vesting, these award grants must be paid out in MMP limited partner units; therefore, MMP has accounted for these award grants using the equity method. The weighted-average fair value of the awards on the grant date was $24.67 per unit, which was based on MMP’s unit price on the grant date less the present value of the per-unit estimated cash distributions during the vesting period. As of December 31, 2006, approximately 7,000 award grants had been forfeited and MMP expects an additional 1,000 will be forfeited prior to the vesting date. During 2006, MMP increased its estimate of the number of payout units under this grant to approximately 236,000, because management believes MMP will achieve above-standard results compared to the established performance metrics. The value of these award grants on December 31, 2006 was $5.8 million, and the unrecognized compensation cost on that date was $4.1 million, which will be recognized over the next 24 months.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

•

Approximately 35,000 are based on personal performance at the discretion of the MMP Compensation Committee. These units vest on December 31, 2008. The number of MMP limited partner units that could ultimately vest under this component of the award ranges from zero to approximately 66,000 as adjusted for expected forfeitures and retirements. Because vesting criteria for these awards are partially based on conditions other than service, performance or market conditions, MMP has accounted for these awards as liabilities; consequently, the compensation expense MMP recognizes is based on the fair value of MMP’s limited partner units and the percentage of the service period completed at each period end. As of December 31, 2006, approximately 1,800 award grants had been forfeited and MMP expects an additional 300 will be forfeited prior to the vesting date. During 2006, MMP increased its estimate of the number of payout units under this grant to approximately 59,000, because management believes the MMP Compensation Committee will approve above-standard discretionary payouts as they have historically done when above-standard financial results are achieved. The value of these award grants at December 31, 2006 was $2.3 million, and the unrecognized compensation cost on that date was $1.6 million, which will be recognized over the next 24 months.

•

An additional 4,000 units have been approved with various vesting dates. MMP is using the equity method to account for most of these awards. The value of these awards on December 31, 2006 was $0.1 million, and the unrecognized estimated compensation expense on that date was $0.1 million, which will be recognized over the next 24 months.

14. Commitments and Contingencies

Environmental Liabilities. Estimated environmental liabilities were $57.3 million and $57.2 million at December 31, 2005 and December 31, 2006, respectively. Environmental liabilities have been classified as current or noncurrent based on scheduled payments for certain of MMP’s environmental liabilities and management’s estimates regarding the timing of actual payments for all other environmental liabilities. Management estimates that expenditures associated with these environmental remediation liabilities will be paid over the next ten years.

During the third quarter of 2006, MMP entered into an agreement with a contractor pursuant to which the contractor assumed the responsibility for the remediation of certain of MMP’s environmental sites in exchange for $14.0 million to be paid over the next 10 years. Further, the agreement required the contractor to purchase a cost cap insurance policy, under which MMP is an additional named insured party. The cost of this policy was $2.2 million, which MMP was required to pay. At the time MMP entered into this agreement, MMP adjusted its environmental liabilities associated with these sites to $11.9 million, which represented the discounted amount of the cash payments to be made to this contractor. That adjustment resulted in MMP recognizing expense of $2.9 million, which, when combined with the $2.2 million of expense associated with the cost cap insurance policy, resulted in MMP recognizing $5.1 million of environmental expenses in the third quarter of 2006. MMP discounted this liability as the amount and timing of cash payments to be made are reliably determinable. The discount rate used was 7.0%. MMP incurred $0.4 million of expenditures associated with this agreement during 2006 and expects to pay $6.6 million in 2007, $1.9 million in 2008, $1.6 million in 2009, $1.0 million in 2010, $0.9 million in 2011 and $1.6 million thereafter. The liability estimates for all of MMP’s other environmental sites are provided on an undiscounted basis.

MMP’s environmental liabilities include, among other items, accruals associated with the Environmental Protection Agency (“EPA”) Issue, Kansas City, Kansas Release and Independence, Kansas Release, which are discussed below.

EPA Issue. In July 2001, the EPA, pursuant to Section 308 of the Clean Water Act (the “Act”) served an information request to a former affiliate of MMP with regard to petroleum discharges from its pipeline operations. That inquiry primarily focused on Magellan Pipeline, which MMP subsequently acquired. The response to the EPA’s information request was submitted during November 2001. In March 2004, MMP received an additional information request from the EPA and notice from the U.S. Department of Justice (“DOJ”) that the EPA had requested the DOJ to initiate a lawsuit alleging violations of Section 311(b) of the Act in regards to 32 releases. The DOJ stated that the maximum statutory penalty for the releases was in excess of $22.0 million, which assumes that all releases are violations of the Act and that the EPA would impose the maximum penalty. The EPA further indicated that some of those releases may have also violated the Spill Prevention Control and Countermeasure requirements of Section 311(j) of the Act and

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

that additional penalties may be assessed. In addition, MMP may incur additional costs associated with these releases if the EPA were to successfully seek and obtain injunctive relief. MMP responded to the March 2004 information request in a timely manner and has entered into an agreement that provides both parties an opportunity to negotiate a settlement prior to initiating litigation. This matter was included in the indemnification settlement discussion (see Indemnification Settlement discussion below). MMP has accrued an amount for this matter based on its best estimates that is less than $22.0 million. Most of the amounts MMP has accrued for this matter were included as part of the environmental indemnification settlement MMP reached with its former affiliate. Due to the uncertainties described above, it is reasonably possible that the amounts MMP has recorded for this environmental liability could change in the near term. Management is ongoing negotiations with the EPA; however, MMP is unable to determine what its ultimate liability could be for this matter. We do not believe that any required adjustments from amounts MMP currently has recorded to the final settlement amounts reached with the EPA would be material to our financial position.

Kansas City, Kansas Release. During the second quarter of 2005, MMP experienced a line break and release of approximately 2,900 barrels of product on its petroleum products pipeline near its Kansas City, Kansas terminal. As of December 31, 2006, MMP has estimated remediation costs associated with this release of approximately $2.8 million. Through December 31, 2006, MMP has spent $1.9 million on remediation associated with this release and, as of December 31, 2006, has recorded associated environmental liabilities of $0.9 million. MMP recognized a receivable of $1.2 million from its insurance carrier for this matter. The EPA has included this release with the 32 other releases discussed in EPA Issue above in negotiating any penalties or other injunctive relief that might be assessed.

Independence, Kansas Release. During the first quarter of 2006, MMP experienced a line break and release of approximately 3,200 barrels of product on its petroleum products pipeline near Independence, Kansas. As of December 31, 2006, MMP has estimated remediation costs associated with this release of approximately $5.0 million. Through December 31, 2006, MMP has spent $3.0 million on remediation associated with this release and, as of December 31, 2006, has recorded associated environmental liabilities of $2.0 million and a receivable of $3.5 million from its insurance carrier. The EPA has included this release with the 32 other releases discussed in EPA Issue above in negotiating any penalties or other injunctive relief that might be assessed.

Polychlorinated Biphenyls (“PCB”) Impacts. At one of MMP’s petroleum products terminals, MMP has identified PCB impacts that it is in the process of delineating. It is possible that in the near term after MMP’s delineation process is complete under State and Federal regulations, the PCB contamination levels could require corrective actions. Management is unable to determine, at this time, what those corrective actions might be and the associated costs. We do not believe these costs would be material to our financial position.

Blair, Nebraska and Kingman, Kansas Ammonia Releases. In February 2007, MMP received notice from the DOJ that the EPA had requested the DOJ to initiate a lawsuit alleging violations of Sections 301 and 311 of the Act with respect to two releases of anhydrous ammonia from the ammonia pipeline owned by MMP and operated by a third party. The DOJ stated that the maximum statutory penalty for alleged violations of the Act for both releases combined was approximately $13.2 million. The DOJ also alleged that the third party operator was liable for penalties pursuant to Section 103 of the Comprehensive Environmental Response, Compensation and Liability Act (“CERCLA”) for failing to timely report the releases and that the statutory maximum for those penalties could be as high as $4.2 million. MMP is evaluating whether or not it has an indemnity obligation to the third party operator for all or a portion of the CERCLA penalties. Additionally, the DOJ stated in its notice to MMP that it does not expect MMP or the third party operator to pay the penalties at the statutory maximum and that it may seek injunctive relief if the parties cannot agree on any necessary corrective actions. MMP is currently in discussions with the EPA and DOJ regarding these two releases; however, MMP does not believe that the ultimate resolution of this matter will have a material impact on its financial position.

Indemnification Settlement. Prior to May 2004, Williams had agreed to indemnify MMP against certain environmental losses, among other things, associated with assets that were contributed to MMP at the time of its initial public offering or which MMP subsequently acquired from Williams. In May 2004, MMP and Magellan GP, LLC entered into an agreement with Williams under which Williams agreed to pay MMP $117.5 million to release it from these indemnifications. Pursuant to this agreement, MMP received $35.0 million, $27.5 million and $20.0 million on July 1, 2004, 2005 and 2006, respectively, and expects to receive a final installment payment of $35.0 million on July 1, 2007. While the settlement agreement releases Williams from its environmental and certain indemnifications, other indemnifications remain in effect. These remaining indemnifications cover issues involving employee benefits matters,

MAGELLAN MIDSTREAM HOLDINGS GP, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

rights-of-way, easements and real property, including asset titles, and unlimited losses and damages related to tax liabilities.

In conjunction with this settlement:

•

MGG recorded $61.8 million as a receivable from Williams with an offsetting reduction of its June 2003 purchase price of MMP. The $61.8 million amount represented the difference between the discounted value of the future cash proceeds to be received as of June 2003 from Williams ($106.9 million) less the amount of previously recognized environmental receivables from Williams ($45.1 million); and

•

The difference between the undiscounted amounts to be received from Williams and the discounted value of those future cash payments was $10.6 million. MGG is recognizing this $10.6 million as interest income and an increase to its receivable with Williams over the period from May 25, 2003 to the final payment date of July 1, 2007.

MGG’s receivable balance with Williams at December 31, 2005 and December 31, 2006 was $51.2 million and $33.9 million, respectively. MGG contributed to MMP all amounts received pursuant to the environmental indemnification settlement. As of December 31, 2005 and December 31, 2006, known liabilities that would have been covered by this indemnity agreement were $43.1 million and $45.7 million, respectively. Through December 31, 2006, MMP has spent $31.7 million of the $117.5 million indemnification settlement amount for indemnified matters, including $13.4 million of capital costs. The cash MMP has received from the indemnity settlement is not reserved and has been used by MMP for its various other cash needs, including expansion capital spending.

Indemnification Obligation. Concurrent with MGG’s acquisition of limited and general partner interests in MMP, MGG agreed to assume obligations for $21.9 million of MMP’s environmental liabilities. As of December 31, 2006, MGG had incurred $21.9 million of costs pursuant to this agreement and its obligations to MMP had been paid in full. At December 31, 2005, MMP had liabilities recorded associated with this indemnification of $5.5 million. Beginning with its initial public offering in February, 2006, MGG had a reimbursement agreement under which MGG Midstream Holdings, L.P., reimbursed MGG for its obligations to indemnify MMP for these costs.

Environmental Receivables. MMP had recognized receivables from insurance carriers related to environmental matters of $2.1 million and $5.9 million at December 31, 2005 and December 31, 2006, respectively.

Unrecognized product gains. MMP’s operations generate product overages and shortages. When MMP experiences net product shortages, it recognizes expense for those losses in the periods in which they occur. When MMP experiences product overages, it has product on hand for which it has no cost basis. Therefore, these overages are not recognized in MGG’s or MMP’s financial statements until the associated barrels are either sold or are used to offset product losses. The combined net unrecognized product overages for MMP’s operations had a market value of approximately $8.7 million as of December 31, 2006. However, the actual amounts MMP will recognize in future periods will depend on product prices at the time the associated barrels are either sold or used to offset future product losses.

Other. MGG and MMP are parties to various other claims, legal actions and complaints arising in the ordinary course of business. In the opinion of management, the ultimate resolution of these claims, legal actions and complaints after consideration of amounts accrued, insurance coverage or other indemnification arrangements will not have a material adverse effect on our financial position.

15. Fair Value of Financial Instruments

We used the following methods and assumptions in estimating our fair value disclosure for financial instruments:

Cash and cash equivalents and restricted cash. The carrying amounts reported in the balance sheet approximate fair value due to the short-term maturity or variable rates of these instruments.

Accounts receivable—indemnification receivable. This asset represents amounts due from Williams related to MMP’s indemnification settlement agreement (see Note 14–Commitments and Contingencies). Fair value was determined by discounting expected future cash receipts at our estimated lending rate to Williams.

MAGELLAN MIDSTREAM HOLDINGS GP, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Long-term receivables. Fair value was determined by discounting estimated future cash flows by the rates inherent in the long-term instruments plus/minus the change in the risk-free rate since inception of the instrument.

Environmental remediation agreement. This liability represents amounts MMP has agreed to pay to a third-party contractor to remediate certain of its environmental sites. Because this liability is recorded at a discounted value, its carrying amount value approximates fair value.

Debt. The fair value of our traded notes was based on the prices of those notes at December 31, 2005 and 2006 The fair value of MMP’s other fixed-rate debt was determined by discounting estimated future cash flows using its incremental borrowing rate. The carrying amount of floating-rate borrowings at December 31, 2006 approximates fair value due to the variable rates of those instruments.

Interest rate swaps. Fair value was determined based on forward market prices and approximates the net gains and losses that would have been realized if the contracts had been settled at year-end.

Other deferred liabilities – consent decree agreement. This liability represents consent decree spending amounts MMP assumed as part of the acquisition of certain pipeline assets. Fair value was determined by discounting estimated cash flows at MMP’s incremental borrowing rate.

The following table reflects the carrying amounts and fair values of our consolidated financial instruments as of December 31, 2005 and 2006 (in thousands):

	December 31, 2005		December 31, 2006
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Cash and cash equivalents	$37,078	$37,078	$6,984	$6,984
Restricted cash	5,537	5,537	5,283	5,283
Long-term receivables	39,516	38,469	7,239	6,525
Environmental remediation agreement	—	—	11,880	11,880
Debt	801,539	815,400	791,287	779,885
Interest rate swaps	(2,183)	(2,183)	(2,935)	(2,935)
Other deferred liabilities – consent decree agreement	5,608	4,799	2,587	1,746

MAGELLAN MIDSTREAM HOLDINGS GP, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

16. Distributions

Distributions paid by MMP during 2005 and 2006 were as follows (in thousands, except per unit amounts):

Date Cash Distribution Paid	Per Unit Cash Distribution Amount	Common Units	Subordinated Units	General Partner (a)	Total Cash Distribution
02/14/05	$0.45625	$26,390	$3,887	$5,201	$35,478
05/13/05	0.48000	29,127	2,726	6,778	38,631
08/12/05	0.49750	30,189	2,825	7,939	40,953
11/14/05	0.53125	32,236	3,018	10,178	45,432

Total	$1.96500	$117,942	$12,456	$30,096	$160,494

02/14/06	$0.55250	$33,526	$3,138	$12,839	$49,503
05/15/06	0.56500	37,494	—	13,668	51,162
08/14/06	0.57750	38,323	—	14,498	52,821
11/14/06	0.59000	39,153	—	15,327	54,480

Total	$2.28500	$148,496	$3,138	$56,332	$207,966

(a)	Includes amounts paid to Magellan GP, LLC for its incentive distribution rights.

Distributions paid by MMP to MGG and Magellan GP, LLC were as follows (in thousands except per unit amounts):

Date Cash Distribution Paid	Per Unit Cash Distribution Amount	Common Units	Subordinated Units	General Partner (a)	Total Cash Distribution
02/14/05	$0.45625	$—	$3,887	$5,201	$9,088
05/13/05	0.48000	1,147	—	6,778	7,925
08/12/05	0.49750	—	—	7,939	7,939
11/14/05	0.53125	—	—	10,178	10,178

Total	$1.96500	$1,147	$3,887	$30,096	$35,130

02/14/06	$0.55250	$—	$—	$12,839	$12,839
05/15/06	0.56500	—	—	13,668	13,668
08/14/06	0.57750	—	—	14,497	14,497
11/14/06	0.59000	—	—	15,327	15,327

Total	$2.28500	$—	$—	$56,331	$56,331

(a)	Includes amounts paid to Magellan GP, LLC for its incentive distribution rights.

In February 2006, MMP’s partnership agreement was amended to restore the incentive distribution rights to the same level as before an amendment made in connection with MMP’s October 2004 pipeline system acquisition, which reduced the incentive distributions paid to Magellan GP, LLC by $1.3 million in 2004, $5.0 million in 2005 and $3.0 million in 2006. In return, MGG made a capital contribution to MMP on February 9, 2006, equal to the present value of the remaining reductions in incentive distributions, or $4.2 million. MGG Midstream Holdings, L.P. has reimbursed MGG for this amount.

On February 14, 2007, MMP paid cash distributions of $0.6025 per unit on its outstanding common units to unitholders of record at the close of business on February 5, 2007. Because MMP issued 185,673 limited partner units in January 2007 and MGG did not make an equity contribution to MMP, Magellan GP, LLC’s ownership interest in MMP changed from 2.000% to 1.995%. However, Magellan GP, LLC still owns all of MMP’s incentive distribution rights. The total distributions paid on February 14, 2007 by MMP were $56.3 million, of which $1.1 million was paid to Magellan GP, LLC on its 1.995% general partner interest and $15.1 million on its incentive distribution rights.

MAGELLAN MIDSTREAM HOLDINGS GP, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Distributions MGG made to its affiliate owners prior to it becoming a public company were as follows (in thousands):

Date Distribution Paid	Amount
2005
January	$125,795
February	13,000
April	81,500
May	32,000
June	162,000
November	7,000
December	34,621

Total	$455,916

2006
January	$74
February	522,194

Total	$522,268

Distributions MGG made subsequent to becoming a public company were as follows (in thousands, except per unit amounts):

Payment Date	Distribution Amount	Common Units	General Partner	Total Cash Distribution
05/15/06 (a)	$0.20800	$13,031	$1	$13,032
08/14/06	0.22000	13,782	1	13,783
11/14/06	0.23300	14,597	1	14,598

Total	$0.66100	$41,410	$3	$41,413

(a)	Our board of directors declared a cash distribution of $0.208 associated with the first quarter of 2006. The distribution paid to our public unitholders for that quarter was prorated for the 45-days that MGG was a public entity, or $0.104 per unit.

On February 14, 2007, MGG paid cash distributions of $0.246 per unit to unitholders of record at the close of business on February 5, 2007. Total distributions paid were $15.4 million.

Total distributions paid to outside and affiliate owners by MGG and MMP were determined as follows (in thousands):

	Year Ended December 31,
	2005	2006
Cash distributions paid by MMP	$160,494	$207,966
Less:
Distributions paid by MMP to its general partner	(30,096)	(56,331)
Distributions paid by MMP to MGG on limited partner units	(5,034)	—

Distributions paid by MMP to outside owners	125,364	151,635
Distributions MGG paid to its affiliate owners before becoming a public company	455,916	522,268
Distributions MGG paid after becoming a public company	—	41,413

Total distributions paid to outside and affiliate owners	$581,280	$715,316

MAGELLAN MIDSTREAM HOLDINGS GP, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

17. Owner’s Equity (Deficit)

On February 15, 2006, MGG completed an initial public offering of its limited partner units. The managing underwriters for this transaction were Citigroup Global Markets, Inc., Lehman Brothers, Inc., Goldman Sachs & Company and Wachovia Securities. In this transaction, MGG issued and sold 22.0 million of its limited partner units to the public, which represented 35% of MGG’s limited partner units. The other 40.6 million units, representing 65% of our limited partner units, are owned by MGG Midstream Holdings, L.P. MGG received gross proceeds of $539.0 million from the sale of 22.0 million limited partner units to the public at a price of $24.50 per unit. Net proceeds were $506.8 million, after underwriter commissions of $28.3 million, legal, accounting and other professional fees of $2.6 million and a structuring fee of $1.3 million. The net proceeds were distributed to MGG Midstream Holdings, L.P.

The limited partners holding MGG’s common units have the following rights, among others:

•	right to receive distributions of available cash within 50 days after the end of each quarter;

•	right to remove us as MGG’s general partner upon a 66.7% majority vote of outstanding unitholders;

•	right to transfer common unit ownership to substitute limited partners;

•

right to receive an annual report, containing audited financial statements and a report on those financial statements by our independent public accountants within 120 days after the close of the fiscal year end;

•	right to receive information reasonably required for tax reporting purposes within 90 days after the close of the calendar year;

•	right to vote according to the limited partners’ percentage interest on any meeting that may be called by MGG GP; and

•	right to inspect our books and records at the unitholders’ own expense.

MMP Capital. The following table details the changes in the number of MMP units outstanding and their ownership by affiliates and the public from January 1, 2005 through December 31, 2006.

	Common		Subordinated		Total
	Public	Affiliates	Public	Affiliates
Units outstanding as of January 1, 2005	52,370,000	5,471,082	—	8,519,542	66,360,624
01/05—Sale of units by affiliate	5,471,082	(5,471,082)	—	—	—
02/05—Conversion of subordinated units to common units	—	2,839,846	—	(2,839,846)	—
02/05—Sale of units by affiliate	450,288	(450,288)	—	—	—
04/05—Sale of units by affiliate	—	—	5,679,696	(5,679,696)	—
05/05—Sale of units by affiliate	2,100,000	(2,100,000)	—	—	—
06/05—Sale of units by affiliate	289,558	(289,558)	—	—	—

Units outstanding as of December 31, 2005	60,680,928	—	5,679,696	—	66,360,624
01/06—Conversion of subordinated units to common units (a)	5,679,696	—	(5,679,696)	—	—

Units outstanding as of December 31, 2006	66,360,624	—	—	—	66,360,624

(a)	MMP’s subordination period ended on December 31, 2005, when it met the financial tests provided for in its partnership agreements. As a result, on January 31, 2006, one day following the distribution record date, the 5,679,696 outstanding subordinated units representing limited partner interests in MMP converted to common units.

As of December 31, 2006, all 66,360,624 of MMP’s outstanding common units were all held by the public. MGG’s ownership interest in MMP on that date was limited to its 2% general partner interest and incentive distribution rights which

MAGELLAN MIDSTREAM HOLDINGS GP, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

MGG derives through its 100% ownership interest in Magellan GP, LLC. MMP’s subordination period ended on December 31, 2005 when it met the financial tests provided for in its partnership agreement. Following the termination of MMP’s subordination period, MGG reclassified $277.4 million from minority interests of subsidiary to partners’ capital. This reclassification recognized the gain on sale of MMP’s limited partner units in 2004 and 2005.

The limited partners holding MMP’s common units have the following rights, among others:

•	right to receive distributions of MMP’s available cash within 45 days after the end of each quarter;

•	right to elect the board members of Magellan GP, LLC;

•	right to remove Magellan GP, LLC as MMP’s general partner upon a 66.7% majority vote of MMP’s outstanding unitholders;

•	right to transfer common unit ownership to substitute MMP limited partners;

•

right to receive a MMP annual report, containing audited financial statements and a report on those financial statements by MMP’s independent public accountants within 120 days after the close of the fiscal year end;

•	right to receive information reasonably required for tax reporting purposes within 90 days after the close of the calendar year;

•	right to vote according to the limited partners’ percentage interest in MMP on any meeting that may be called by Magellan GP, LLC; and

•	right to inspect MMP’s books and records at the MMP unitholders’ own expense.

For purposes of determining capital balances, MMP allocates net income to its general partner and limited partners based on their contractually-determined cash distributions declared and paid following the close of each quarter with adjustments for amounts directly charged to its general partner for specific costs that its general partner has assumed and for which the limited partners are not responsible.

Until January 26, 2007, cash distributions paid by MMP were made based on the following table:

	Distributions to Owners of MMP Other Than MGG and Us as a Percentage of Total Distributions	Distributions to MGG as a Percentage of Total Distributions
MMP Quarterly Distribution Per Unit Amount		General Partner Interest	Incentive Distribution Rights
Up to $0.288750	98%	2%	0%
Above $0.288750 up to $0.328125	85%	2%	13%
Above $0.328125 up to $0.393750	75%	2%	23%
Above $0.393750	50%	2%	48%

See Note 18—Subsequent Events for a discussion of the changes in the percentage of distributions to MMP’s limited and general partner interests that occurred after December 31, 2006.

In the event of liquidation, all property and cash in excess of that required to discharge all liabilities will be distributed to the partners in proportion to the positive balances in their respective capital accounts. The limited partners’ liability is generally limited to their investment.

Magellan Midstream Holdings GP, LLC Capital. The change in our owner’s deficit and other comprehensive income during 2005 and 2006 is as follows (in thousands):

MAGELLAN MIDSTREAM HOLDINGS GP, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Accumulated Other Comprehensive Income	Owner’s Deficit	Total
Balance, January 1, 2005	$(1,441)	$(41,699)	$(43,140)
Comprehensive income:
Net income	—	11,548	11,548
Amortization of loss on cash flow hedges	210	—	210
Additional minimum pension liability	(343)	—	(343)
Other	1	—	1

Total comprehensive income	(132)	11,548	11,416
Distributions	—	(455,916)	(455,916)
Capital contributions	—	272,456	272,456
Other	—	(65)	(65)

Balance, December 31, 2005	(1,573)	(213,676)	(215,249)
Comprehensive income:
Net income	—	22,892	22,892
Amortization of loss on cash flow hedges	212	—	212
Net gain on cash flow hedges	236	—	236
Additional minimum pension liability	343	—	343

Total comprehensive income	791	22,892	23,683
Adjustment to accumulated other comprehensive loss to recognize the funded status of the postretirement benefit plans	(9,305)	—	(9,305)
Adjustment to reflect our ownership interest in net equity following MGG’s initial public offering	—	384,854	384,854
Adjustment to reflect gain on sale of MMP units following the termination of MMP’s subordination period	—	277,392	277,392
Distributions	—	(551,427)	(551,427)
Capital contributions	—	17,918	17,918
Equity-based incentive compensation expense	—	1,770	1,770
Other	—	22	22

Balance, December 31, 2006	$(10,087)	$(60,255)	$(70,342)

18. Subsequent Events

On January 26, 2007, MMP issued 185,673 of its limited partner units primarily to settle the 2004 unit award grants to certain employees. Magellan GP, LLC did not make an equity contribution to MMP associated with this equity issuance and as a result, its general partner ownership interest in MMP changed from 2.000% to 1.995%. Magellan GP, LLC’s incentive distribution rights were not affected by this transaction. As a result, cash distributions paid by MMP after January 26, 2007, will be made based on the following table:

	Percentage of Distributions
	Limited Partners	Magellan GP, LLC
Quarterly Distribution Amount per Unit		General Partner Interest	Incentive Distribution Rights
Up to $0.289	98.005%	1.995%	0.000%
Above $0.289 up to $0.328	85.005%	1.995%	13.000%
Above $0.328 up to $0.394	75.005%	1.995%	23.000%
Above $0.394	50.005%	1.995%	48.000%

MAGELLAN MIDSTREAM HOLDINGS GP, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

On January 29, 2007, the compensation committee of MMP’s general partner approved approximately 148,000 unit award grants pursuant to MMP’s long-term incentive plan. These award grants have a three-year vesting period which will end on December 31, 2009; however, the grants are broken into three specific tranches. Payouts under the first tranche, which consists of 33% of award grants, will be based on performance metrics set for the 2007 fiscal year. Payouts under the second and third tranches, which comprise 33% of 34%, respectively, of the award grants, will be based on performance metrics that will be established in the first quarter of each respective year.

CRF is part of an investment group that has agreed to purchase Kinder Morgan, Inc. To alleviate competitive concerns the Federal Trade Commission ("FTC") raised regarding the transaction, CRF agreed with the FTC to remove their representatives from our board of directors and Magellan GP, LLC’s board of directors. This agreement was announced on January 25, 2007. One of CRF’s representatives, Jim H. Derryberry, had previously resigned from our and Magellan GP, LLC’s boards of directors effective October 24, 2006 and its other representative, N. John Lancaster, Jr., resigned from both boards effective January 30, 2007. On January 26, 2007, our board of directors and on January 29, 2007, Magellan GP, LLC’s board of directors elected Thomas T. Macejko, Jr., a Vice President of Madison Dearborn Partners, LLC to fill one of the vacancies created by these resignations. The other vacancy on both boards has not yet been filled.

On February 14, 2007, MMP paid cash distributions of $0.6025 per unit on its outstanding limited partner units to unitholders of record at the close of business on February 5, 2007. The total distributions paid were $56.3 million, of which $1.1 million was paid to Magellan GP, LLC, on its 1.995% general partner interest and $15.1 million on its incentive distribution rights. Also, on February 14, 2007, MGG paid cash distributions of $0.246 per unit to unitholders of record at the close of business on February 5, 2007. Total distributions paid were $15.4 million.